2/28

08000999

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Paragon Minerals Corp.

*CURRENT ADDRESS

Best Available Copy

**FORMER NAME

PROCESSED

MAR 04 2008

**NEW ADDRESS

THOMSON FINANCIAL

FILE NO. 82- 35702

FISCAL YEAR 9-30-07

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dw

DAT : 2/28/08

Exemption No.: 82-35102

9-30-07
AR/S

PARAGON MINERALS CORPORATION

Financial Statements

Year ended September 30, 2007

(Stated in Canadian Dollars)

Suite 1540 – 800 West Pender Street, Vancouver BC V6C 2V6
Tel: 604.629.2353 Toll free: 1.877.533.6353 Fax: 604. 629.2489
E-mail: paragon@paragonminerals.com Website: www.paragonminerals.com

DE VISSER GRAY LLP
CHARTERED ACCOUNTANTS

401 - 905 West Pender Street
Vancouver, BC Canada
V6C 1L6

Tel: (604) 687-5447
Fax: (604) 687-6737

AUDITORS' REPORT

To the Shareholders of Paragon Minerals Corporation

We have audited the balance sheets of Paragon Minerals Corporation as at September 30, 2007 and 2006 and the statements of operations and deficit and cash flows for the year ended September 30, 2007 and for the period from incorporation on July 4, 2006 to September 30, 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in Canada. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of materials misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at September 30, 2007 and 2006 and the results of its operations and cash flows for the year ended September 31, 2007 and for the period from incorporation on July 4, 2006 to September 30, 2006 in accordance with generally accepted accounting principles in Canada.

"De Visser Gray LLP"

CHARTERED ACCOUNTANTS

Vancouver, British Columbia
January 28, 2008

PARAGON MINERALS CORPORATION

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING

The accompanying financial statements of the company have been prepared by management in accordance with accounting principles generally accepted in Canada and contain estimates based on management's judgment. Management maintains an appropriate system of internal controls to provide reasonable assurance that transactions are authorized, assets safeguarded, and proper records maintained.

The Company's independent auditors, De Visser Gray LLP Chartered Accountants, are appointed by the shareholders to conduct an audit in accordance with generally accepted auditing standards in Canada, and their report follows.

The Audit Committee of the Board of Directors has met with the company's independent auditors to review the scope and results of the annual audit, and to review the financial statements and related financial reporting matters prior to submitting the financial statements to the Board for approval.

"*Michael Vande Guchte*"	"*Robert Lewis*"
Michael Vande Guchte	Robert Lewis
President	Chief Financial Officer

PARAGON MINERALS CORPORATION
Balance Sheets
(Stated in Canadian Dollars)

	September 30 2007	September 30 2006
Assets		
Current assets		
Cash and cash equivalents (note 5)	$ 1,241,561	$ 5,722
Amounts receivable	956,164	-
Prepaid expenses	20,941	-
	2,218,666	5,722
Equipment (note 6)	41,269	-
Other investments (note 7)	59,800	-
Mineral property costs (note 8)	9,488,896	-
	$ 11,808,631	$ 5,722
Liabilities		
Current liabilities		
Accounts payable and accrued liabilities	$ 596,654	$ 130,000
Future income taxes (note 12)	579,734	-
Shareholders' equity		
Share capital (note 9)	10,883,983	-
Obligation to issue shares (note 9(e))	13,708	-
Contributed surplus (note 9(b))	745,520	-
Deficit	(976,250)	(124,278)
Accumulated other comprehensive loss (note 10)	(34,718)	-
	10,632,243	(124,278)
	$ 11,808,631	$ 5,722

See accompanying notes to the financial statements
Continuance of operations (note 1)

Approved by the Board of Directors:

"Michael Vande Guchte"	*"David Adamson"*
Michael Vande Guchte Director	David Adamson Director

PARAGON MINERALS CORPORATION

Statements of Operations and Deficit
(Stated in Canadian Dollars)

	Year Ended September 30 2007	For the Period from Incorporation on July 4 to September 30 2006
Expenses		
Amortization	$ 8,419	$ -
Consulting	35,363	-
General mineral exploration	35,654	-
Investor relations	54,573	-
Office	65,749	105
Part XII.6 flow-through tax	76,757	-
Plan of arrangement costs (note 4)	74,009	125,000
Professional fees	84,239	5,000
Salaries and management fees	232,098	-
Stock-based compensation (note 9(b))	464,150	-
Shareholder communication	31,611	-
Transfer agent and regulatory filing fees	53,206	-
Travel and accommodation	11,360	-
Write-off of deferred property costs	3,804	-
Loss before other items	(1,230,992)	(130,105)
Foreign exchange gain	483	4,787
Interest and miscellaneous income	79,087	1,040
Other income	41,435	-
Future income tax recovery (note 9(a))	258,015	-
Net loss for the period	(851,972)	(124,278)
Deficit, beginning of the period	(124,278)	-
Deficit, end of the period	$ (976,250)	$ (124,278)
Basic and diluted loss per common share	$ (0.05)	$ -
Weighted average number of common shares outstanding	16,401,767	-

See accompanying notes to the financial statements

PARAGON MINERALS CORPORATION

Statements of Comprehensive Loss

(Stated in Canadian Dollars)

	Year Ended September 30 2007	For the Period from Incorporation on July 4 to September 30 2006
Net loss for the period	$ (851,972)	$ (124,278)
Other comprehensive loss in the period		
Fair value adjustment to financial instruments:		
Temporary investments	(282)	-
Investments in public company shares	(34,436)	-
	(34,718)	-
Comprehensive loss for the period	(886,690)	(124,278)
Accumulated comprehensive loss, beginning of the period	(124,278)	-
Accumulated comprehensive loss, end of the period	$ (1,010,968)	$ (124,278)

See accompanying notes to the financial statements

PARAGON MINERALS CORPORATION
Statement of Cash Flows
(Stated in Canadian Dollars)

	September 30 2007	For the Period from Incorporation on July 4 to September 30 2006
Cash Provided by (Used for):		
Operating Activities		
Net loss for the period	$ (851,972)	$ (124,278)
Adjustment for items which do not involve cash:		
Amortization	8,419	-
Stock-based compensation	464,150	-
Write-off of deferred property costs	3,804	-
Other income	(41,435)	-
Future income tax recovery	(258,015)	-
Fair value adjustment to cash equivalents financial instruments	(282)	-
	(675,331)	(124,278)
Changes in non-cash working capital components:		
Temporary investments	-	-
Amounts receivable	(478,179)	-
Prepaid expenses	(20,941)	-
Accounts payable and accrued liabilities	71,879	130,000
	(1,102,572)	5,722
Investing Activities*		
Mineral property costs	(3,167,710)	-
Purchase of equipment	(33,736)	-
	(3,201,446)	-
Financing Activities*		
Common shares issued for cash	4,255,388	-
Share subscriptions received	13,708	-
Recovery of property costs incurred	1,206,480	-
Management and administration fees received	64,281	-
	5,539,857	-
Net cash provided during the period	1,235,839	5,722
Cash and cash equivalents, beginning of the period	5,722	-
Cash and cash equivalents, end of the period	$ 1,241,561	$ 5,722
During the period, the Company paid the following:		
Interest	$ 186	$ -

***Supplemental Disclosure of Non-Cash Investing and Financing Activities** – Refer to note 12.
See accompanying notes to the financial statements

PARAGON MINERALS CORPORATION

Statement of Mineral Properties

(Stated in Canadian Dollars)

	Balance September 30 2006	Gross Acquisition and Exploration during the year	Balance September 30 2007
GOLD PROPERTIES			
JBP Linear			
Plan of arrangement acquisition costs (1)	$ -	$ 1,625,276	$ 1,625,276
Option payments (cash and shares) (2)	-	15,000	15,000
Exploration costs			
Geological and geochemical	-	139,738	139,738
Drilling	-	229,487	229,487
Geophysical	-	87,320	87,320
Travel	-	1,161	1,161
Other	-	7,275	7,275
Stock based compensation	-	61,976	61,976
	-	2,167,233	2,167,233
Recoveries (grant) (3)	-	(54,069)	(54,069)
	-	2,113,164	2,113,164
Golden Promise			
Plan of arrangement acquisition costs (1)	-	374,829	374,829
Option payments (cash and shares) (2)	-	35,000	35,000
Exploration costs			
Geological and geochemical	-	19,143	19,143
Drilling	-	524,424	524,424
Travel	-	5,506	5,506
Other	-	24,775	24,775
Stock based compensation	-	45,073	45,073
	-	1,028,750	1,028,750
Recoveries (3)	-	(659,232)	(659,232)
Administration fees	-	(37,799)	(37,799)
	-	331,719	331,719
Other Gold Properties			
Plan of arrangement acquisition costs (1)	-	3,518,620	3,518,620
Acquisition costs	-	180	180
Option payments (cash and shares) (2)	-	345,350	345,350
Exploration costs			
Geological and geochemical	-	126,343	126,343
Drilling	-	352,951	352,951
Geophysical	-	86,507	86,507
Travel	-	789	789
Other	-	18,650	18,650
Stock based compensation	-	50,707	50,707
	-	4,500,097	4,500,097
Recoveries (3)	-	(359,725)	(359,725)
Administration fees	-	(25,356)	(25,356)
	-	4,115,016	4,115,016

See accompanying notes to the financial statements

PARAGON MINERALS CORPORATION

Statement of Mineral Properties

(Stated in Canadian Dollars)

	Balance September 30 2006	Gross Acquisition and Exploration during the year	Balance September 30 2007
BASE METALS PROPERTIES			
South Tally Pond			
Option payments (cash and shares) [(2)]	$ -	$ 260,000	$ 260,000
Exploration costs			
Geological and geochemical	-	36,711	36,711
Drilling	-	214,439	214,439
Travel	-	1,702	1,702
Other	-	1,561	1,561
Stock based compensation	-	33,805	33,805
	-	548,218	548,218
Lake Douglas			
Plan of arrangement acquisition costs [(1)]	-	267,720	267,720
Option payments (cash and shares) [(2)]	-	95,000	95,000
Exploration costs			
Geological and geochemical	-	327,299	327,299
Drilling	-	3,552	3,552
Geophysics	-	165,291	165,291
Travel	-	1,593	1,593
Stock based compensation	-	90,146	90,146
	-	950,601	950,601
Recoveries[(3)]	-	(41,773)	(41,773)
	-	908,828	908,828
Other Base Metal Properties			
Plan of Arrangement acquisition costs [(1)]	-	1,193,259	1,193,259
Acquisition costs	-	20,937	20,937
Option payments (cash and shares) [(2)]	-	87,500	87,500
Exploration costs			
Geological and geochemical	-	58,247	58,247
Drilling	-	13,720	13,720
Geophysics	-	230,398	230,398
Travel	-	574	574
Other	-	16,726	16,726
	-	1,621,361	1,621,361
Recoveries[(3)]	-	(144,480)	(144,480)
Administration fees	-	(1,125)	(1,125)
Write-offs	-	(3,805)	(3,805)
	-	1,471,951	1,471,951
Total Mineral Property Costs	$ -	$ 9,488,896	$ 9,488,896

See accompanying notes to the financial statements

PARAGON MINERALS CORPORATION

Statement of Mineral Properties

(Stated in Canadian Dollars)

Summary of Expenditures

	Balance September 30 2006	Gross Acquisition and Exploration during the year	Balance September 30 2007
Plan of Arrangement acquisition costs[1]	$ -	$ 6,979,704	$ 6,979,704
Acquisition costs	-	21,117	21,117
Option payments cash[2]	-	367,500	367,500
Option payments shares[2]	-	470,350	470,350
Stock based compensation	-	281,708	281,708
Exploration costs	-	2,695,883	2,695,883
Recoveries[3]	-	(1,259,281)	(1,259,281)
Write-offs	-	(3,804)	(3,804)
Administration fees	-	(64,281)	(64,281)
	$ -	$ 9,488,896	$ 9,488,896

1. *Properties acquired pursuant to the Rubicon Plan of Arrangement were valued at their carrying amounts on Rubicon's books, which consisted of historical acquisition and exploration expenditures.*
2. *Option payments include cash and share payments made pursuant to various property agreements. (see note 9).*
3. *Recoveries represent exploration costs funded by partners and 2 government exploration grants.*

See accompanying notes to the financial statements

1. NATURE AND CONTINUANCE OF OPERATIONS

The Company was incorporated in Canada under the Canada Business Corporations Act on July 4, 2006 and is in the business of acquiring and exploring mineral property interests in Canada. The Company was incorporated to be the recipient of the Newfoundland portfolio of mineral exploration properties previously owned by Rubicon Minerals Corporation ("Rubicon") as part of Rubicon's re-organization under a Plan of Arrangement. The Plan of Arrangement became effective on December 8, 2006.

At the date of these financial statements, the Company has not been able to identify a known body of commercial grade ore on any of its Canadian properties and the ability of the Company to recover the costs it has incurred to date on these properties is dependent upon the Company being able to identify a commercial ore body, to finance its exploration and development costs and to resolve any environmental, regulatory, or other constraints which may hinder the successful development of the property. The Company is in the exploration stage.

These financial statements have been prepared assuming the Company will continue on a going-concern basis. The Company has incurred losses since inception and has an accumulated operating deficit of $976,250 at September 30, 2007. The ability of the Company to continue as a going-concern depends upon its ability to develop profitable operations and to continue to raise adequate equity financing to fund its exploration and administrative expenses.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

These financial statements have been prepared in accordance with generally accepted accounting principles ("GAAP") in Canada. Summarized below are those policies considered particularly significant to the Company.

Use of Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of any contingent assets and liabilities as at the date of the financial statements, as well as the reported amounts of revenues earned and expenses incurred during the period. Actual results could differ from those estimates.

Mineral Property Costs

The Company records its interest in mineral properties at cost. Acquisition, option payments and direct exploration costs are deferred until the properties are placed into production, sold or abandoned, at which time these deferred costs will be amortized on a unit-of-production basis, charged to operations if sold, or written-off.

Mineral property cost includes any cash consideration and advance royalties paid, and the fair market value of shares issued, if any, on the acquisition of mineral property interests. Properties acquired under option agreements, whereby payments are made at the sole discretion of the Company, are

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

recorded in the accounts when the payments are made. The recorded amounts of property claim acquisition, option payments and direct exploration costs represent actual expenditures incurred and are not intended to reflect present or future values.

The Company's management reviews capitalized costs on its property interests on a periodic and annual basis for impairment in value based upon current exploration results and upon management's assessment of the future probability of profitable revenues from the property or from the sale of the property. Management's assessment of the property's estimated current fair market value may also be based upon a review of other property transactions that have occurred in the same geographic area as that of the property under review.

Administration and management fees earned, which generally range from 8% to 10% of the allowable expenditures associated with exploration on certain properties, are offset against the historical costs deferred on those properties. Administrative costs are expensed as incurred.

Financial Instruments and Financial Risk

The Company's financial instruments consists of cash, temporary investments, amounts receivable, accounts payable and accrued liabilities, the fair values of which approximate their carrying amounts due to the short-term nature of these instruments.

Share Capital

Common shares issued for non-monetary consideration are recorded at their fair market value based upon the lower of the trading price of the Company's shares on the TSX Venture Exchange on the date of the agreement to issue the shares or the date of share issuance. Shares issued as property option payments are valued at their fair market value on the date of issuance. Flow-through shares are common shares which are issued under an agreement that, as provided for in the Canadian Income Tax Act, the Company transfers to the purchaser of the shares the benefits of the exploration expenditures that are financed by the proceeds of the share issue.

Stock-based Compensation

The Company follows the Standards of the Canadian Institute of Chartered Accountants ("CICA") in connection with accounting for stock option-based compensation. The standard requires that all stock option-based awards made to consultants and employees be recognized in these financial statements and measured using a fair value-based method.

Consideration received on the exercise of stock options and compensation options and warrants is recorded as share capital and the related contributed surplus, originally recognized when the options were granted, is transferred to share capital.

Income Taxes

The Company accounts for the tax consequences of the differences in the carrying amounts of assets and liabilities and their tax bases using tax rates expected to apply when these temporary differences are expected to be settled. When the future realization of income tax assets does not meet the test of being more likely than not to occur, a valuation allowance in the amount of the potential future benefit is taken and no net asset is recognized.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

Flow-through Shares

The Company has adopted the guidance of the CICA provided in Abstract #146 issued by its Emerging Issues Committee. Canadian tax legislation permits a company to issue securities referred to as flow-through shares whereby the investor may claim the tax deductions arising from the related resource expenditures. When resource expenditures are renounced to the investors and the Company has reasonable assurance that the expenditures will be completed, a future income tax liability is recognized and shareholders' equity is reduced.

If the Company has sufficient unused tax loss carry-forwards to offset all or part of this future income tax liability and no future income tax assets have been previously recognized for these carry-forwards, a portion of such unrecognized losses is recorded as income up to the amount of the future income tax liability that was previously recognized on the renounced expenditures.

3. CHANGES IN ACCOUNTING POLICIES

Comprehensive Income

Effective October 1, 2006, the Company adopted new CICA Handbook Section 1530, which introduces new standards for reporting and display of comprehensive income. Comprehensive income is the change in equity (net assets) of an enterprise during a reporting period from transactions and other events and circumstances from non-owner sources. It includes all changes in equity during a period except those resulting from investments by owners and distributions to owners.

Financial Instruments

Effective October 1, 2006, the Company adopted new CICA Handbook Section 3855 which prescribes when a financial asset, financial liability, or non-financial derivative is to be recognized on the balance sheet and whether fair value or cost-based measures are used. It also specifies how financial instrument gains and losses are to be presented. No retroactive application of this standard is required.

Pursuant to this standard, the Company is required to classify each category of its financial instruments and restate their carrying values to market where required. The company's financial instruments and classifications are noted below.

Cash equivalents, temporary investments and investments in public companies have been classified as available for sale and as such were revalued to market on October 1, 2006 or upon acquisition. These instruments will be re-valued to market at each succeeding period end. New acquisitions will be immediately revalued to market. Unrealized changes in fair value are recorded as other comprehensive income and included in shareholders' equity.

4. PLAN OF ARRANGEMENT

Pursuant to the Rubicon Plan of Arrangement, the Company received all of the Newfoundland mineral properties and Newfoundland office equipment of Rubicon in exchange for 12,801,768 common shares of the Company, which were distributed to the Rubicon shareholders of record at that time. The Company also accepted the obligation to issue shares upon the exercise of restated stock options and warrants. These options and warrants represent the portion of the value of Rubicon options and warrants outstanding at the completion of the plan of arrangement attributable to the spun-out Newfoundland assets.

As no substantial change of ownership occurred on the asset transfer to the Company, the exchange was recorded at its net book value, as recorded on the books of Rubicon, as follows:

(Stated in Canadian Dollars)

4. PLAN OF ARRANGEMENT *(continued)*

	$
Assets Received	
Newfoundland mineral properties	6,979,704
Newfoundland office equipment	15,952
Shares Issued	
Shares issued - 12,801,738 common shares	6,995,656

Arrangement Options and Warrants (see note 9)

(a) The Company granted 633,111 stock options to the holders of Rubicon stock options at the exercise price of $0.38 to $0.96 as required by the Plan of Arrangement.

(b) The Company accepted the obligation to issue a total of up to 525,453 shares upon the future exercise of Rubicon warrants outstanding at the completion of the Plan of Arrangement. The Company received $0.24 to $0.48 per Paragon share issued as stipulated by the Plan of Arrangement.

5. CASH AND CASH EQUIVALENTS

Cash and cash equivalents, at the end of the year, consisted of the following:

	2007	2006
Cash	$ 330,255	$ 5,722
Bankers acceptances with under 3 month maturity	711,103	-
Term Deposits	200,203	-
	$ 1,241,561	$ 5,722

Cash consists of on demand deposits. Cash equivalents consist of bankers acceptances, guaranteed by major Canadian banks, maturing between October 5, 2007 and November 14, 2007 with an aggregate carrying value and fair value of $711,103 on September 30, 2007. Effective interest rates range between are 4.70% and 4.79% for bankers acceptances. Term deposits consist of an on demand guaranteed investment certificate with an effective interest rate of prime minus 2.15%.

6. EQUIPMENT

The Company's Equipment at the end of the year is summarized as follows:

			September 30, 2007	September 30, 2006
	Cost	Accumulated Amortization	Net Book Value	Net Book Value
Furniture and office equipment	$ 2,686	$ 269	$ 2,417	$ -
Computer equipment	36,002	5,400	30,602	-
Leasehold Improvements	11,000	2,750	8,250	
	$ 49,688	$ 8,419	$ 41,269	$ -

(Stated in Canadian Dollars)

7. OTHER INVESTMENTS

The Company's other investments at the end of the year are summarized as follows:

	September 30, 2007		September 30, 2006	
	Carrying Value	Market Value	Carrying Value	Market Value
Public company shares	$ 59,800	$ 59,800	$ -	$ -

8. MINERAL PROPERTIES

The following Newfoundland properties were acquired during the year ended September 30, 2007, including those acquired pursuant to the Rubicon Plan of Arrangement.

GOLD PROPERTIES

JBP Linear Property

Pursuant to the Plan of Arrangement, the Company acquired a 100% interest in the JBP Linear property, subject to advance royalties of $15,000 per year commencing in 2007 and up to 3% Net Smelter Return (NSR) royalties.

See Note 15 – Subsequent events for details of an agreement signed after the year end to option out 55% to 70% of the property.

Golden Promise Property

Pursuant to the Plan of Arrangement, the Company acquired a 100% interest in the Golden Promise Property subject to a final option payment of $15,000 in 2007 ("paid"), advance royalties of $20,000 per year commencing in 2007 and up to 2% Net Smelter Return (NSR) royalties.

The Company has granted a property option to acquire an interest in its Golden Promise Property as follows:

Crosshair Exploration & Mining Ltd. ("Crosshair") - Golden Promise Property Option

The Company optioned the Golden Promise property to Crosshair on May 1, 2006. Under the terms of the agreement, Crosshair must spend $4.0 million over four years, including $750,000 firm in the first year, make share payments totaling 80,000 shares including 20,000 shares firm in the first year and make underlying property payments, to earn a 60% interest in the project.

Other Gold Properties

Pursuant to the Plan of Arrangement, the Company acquired a portfolio of 15 other gold properties. The Company holds a 100% interest in all these other gold properties, with the exception of the Appleton Linear property where the Company can earn a 100% interest, by making cash and share payments. The other gold properties are subject to varying NSR royalties of up to 3%, of which up to 50% can be re-purchased by the Company.

(Stated in Canadian Dollars)

8. Mineral Properties *(continued)*

Outstanding property option payments on optioned properties include:

Appleton Linear property

The Company holds the options to earn a 100% interest in 3 of 4 properties (Appleton, Bowater and Linear) that collectively, along with the 100%-owned Golden Bullet property forms the Appleton Linear property. To earn a 100% interest in the 3 optioned properties, the Company must make the following payments to the property vendors:

a) Appleton property: $ 35,000 ($15,000 paid) in cash option payments.
b) Bowater property: $160,000 ($20,000 paid) in cash option payments.
c) Linear property: $145,000 ($30,000 paid) in cash option payments and issue 240,000 shares (60,000 shares issued).

Advanced royalties of $25,000 per year commenced on the Appleton Linear property (Golden Bullet) in 2007.

Huxter Lane SW property

On February 16, 2007 the Company acquired an option to earn 100% interest in the Huxter Lane SW property. To earn 100% interest, the Company must make $80,000 ($7,500 paid) in cash option payments and issue 75,000 shares (7,500 shares issued) to the property vendors.

The Company has granted property options to acquire interests in three of its Other Gold Properties as follows:

Crosshair Exploration & Mining Ltd. - Victoria Lake Option Agreement (South Golden Promise gold property)

Crosshair holds an option to acquire a 60% interest in one of the Company's gold properties (South Golden Promise property) and three base metal properties (Barren Lake property, Victoria Lake property and Victoria Lake 10188M property – see Other Base Metal Properties). Under the terms of the agreement, Crosshair must spend $1.75 million over a four-year period and issue a total of 400,000 shares (400,000 paid to Rubicon). See below for further details on base metals properties.

Meridian Gold Inc. ("Meridian") - Huxter Lane Option Agreement

Meridian holds an option to acquire up to a 55% interest in the Company's Huxter Lane Gold Property. Under the terms of the agreement, Meridian can earn a 55% interest in the property by spending $1,000,000 over a period of three years and making underlying cash payments to the vendor. Meridian may earn an additional 10% by funding the project to a bankable feasibility study and an additional 5% (for a total interest of 70%) by funding all costs to a positive production decision. Advanced royalties of $10,000 per year begin in May, 2007.

Meridian Gold Inc. ("Meridian") – Huxter Lane SW Land Offer

On March 20, 2007, under terms of the Huxter Lane Option Agreement, Meridian has elected to include the Huxter Lane SW property under the Option Agreement. Under the terms of the Land Offer, Meridian must make all underlying cash option payments and reimburse to the Company the cash equivalent value of the Paragon shares issued based on the weighted 10-day average closing price which shall be capped at $1.50 per Paragon share.

(Stated in Canadian Dollars)

8. **Mineral Properties** *(continued)*

BASE METAL PROPERTIES

South Tally Pond Property

On September 1, 2006 the Company signed an option to acquire a 100% interest in 249 claims located in central Newfoundland. In order for the Company to acquire the interest in the property it must:

a) Issue 250,000 shares on December 15, 2006, the option effective date (issued);
b) Issue 250,000 shares on December 15, 2007 (issued);
c) Issue 500,000 shares on the earlier of December 15, 2014 or the completion of a bankable feasibility study;
d) Fund exploration expenditures of $30,951 incurred by the optionor prior to the option effective date (paid).

The property is subject to a 2% NSR royalty.

Lake Douglas Property

Pursuant to the Plan of Arrangement, the Company acquired an option to earn a 100% interest in the Lake Douglas property, pursuant to two agreements, by issuing 450,000 common shares and paying $500,000 in cash over 5 years according to the following schedule (all in addition to previous payments made by Rubicon pursuant to the option agreement):

Share option payments: 450,000 shares by January, 2011 (50,000 shares issued)
Cash option payments: $500,000 by January, 2011 ($50,000 paid)

The property is subject to a 2% Net Smelter Return (NSR) royalty, of which Paragon may purchase 1% for $1,000,000 and a right of first refusal on the remaining 1% NSR.

Other Base Metal Properties

Pursuant to the Plan of Arrangement, the Company acquired a portfolio of 8 other base metal properties with interests of 51% (Seal Bay property, West Cleary property), the option to earn a 100% interest in the Victoria Lake 10188M property (completed) and 100% interest in the remaining properties. The properties are subject to NSR royalties of up to 2.5%.

Included in this group is the Seal Bay property, in which the Company holds a 51% interest to be formalized as a joint venture with Xstrata (formerly Falconbridge).

Included in this group is the West Cleary property, in which the company holds a 51% interest to be formalized as a joint venture with Xstrata (formerly Falconbridge).

Included in this group is the Pt. Leamington property, for which the Company may purchase a 0.5% NSR royalty for $500,000.

In addition, the Company acquired 100% interests in 5 other properties, subject to 2.5% NSR royalties. One of these properties was written off in the year.

(Stated in Canadian Dollars)

8. Mineral Properties *(continued)*

The Company has granted an option to acquire interests in three of its Other Base Metal Properties as follows:

Crosshair Exploration & Mining Ltd. - Victoria Lake Option Agreement (Barren Lake, Victoria Lake and Victoria Lake 10188M properties)

Crosshair holds an option to acquire a 60% interest in one of the Company's gold properties (South Golden Promise property – see Other Gold Properties) and three base metal properties (Barren Lake property, Victoria Lake property and Victoria Lake 10188M property. Under the terms of the agreement, Crosshair must spend $1.75 million over a four-year period and issue a total of 400,000 shares (400,000 paid to Rubicon). On June 6 2006, the Victoria Lake 10188M Property was incorporated into the Victoria Lake Agreement, whereby Crosshair makes the underlying property option payments.

A final, cash option payment of $67,500 on the Victoria Lake 10188M property was paid by Crosshair to the vendor in 2007. The property is under option to Crosshair under the Victoria Lake Option Agreement, whereby Crosshair makes the underlying property option payments.

During the year to date period, Crosshair terminated the parts of the option in respect to the Barren Lake property and two licenses in the South Golden Promise property and returned these properties to the Company.

9. SHARE CAPITAL

a) Authorized share capital consists of an unlimited number of common shares without par value. The following is a summary of changes in issued share capital:

	Year Ended September 30, 2007	
	Number of Shares	$
Balance, beginning of the period	-	-
Plan of Arrangement for property and office equipment	12,801,738	6,995,657
Private placements – non-flow-through	3,179,000	1,589,500
Private placements – flow-through	4,092,168	2,455,301
Mineral properties	467,500	470,350
Options exercised (1)	97,082	19,037
Warrants/Agent Options exercised	525,452	191,888
Less: reduction on flow through renunciation	-	(837,750)
Balance, end of the period	21,162,940	10,883,983

(1) Inclusive of the original $338 (2006 - $nil) fair value of these options re-allocated from contributed surplus to share capital on exercise.

(Stated in Canadian Dollars)

9. SHARE CAPITAL *(continued)*

Private Placement

In December 2006, the Company received the proceeds from a private placement financing that had been completed in the prior year, with funds held in escrow pending completion of the Rubicon Plan of Arrangement. The Company issued 3,179,000 non-flow-through units at $0.50 per unit and 4,092,168 flow-through shares at $0.60 per share for aggregate proceeds of $4,044,800. Each non-flow-through unit consists of one common share and one warrant. Each warrant entitles the holder to purchase an additional common share for an exercise price of $1.00 for a period of two years.

Pursuant to the issue of flow-through shares, the Company became committed to expend $2,455,301 on eligible Canadian Exploration Expenditures before December 31, 2007. The cash received was restricted to use on this purpose. As at September 30, 2007 the amount of $880,902 of this commitment remained outstanding. (Commitment met as of December 31, 2007).

b) The following is a summary of changes in contributed surplus which consist entirely of stock based compensation transactions.

	Year Ended September 30, 2007	Period from incorporation to September 30, 2006
Balance at beginning of period	$ -	$ -
Stock-based compensation - operations	464,150	-
Stock-based compensation - properties	281,708	-
Fair value of options exercised	(338)	-
Balance at end of period	$ 745,520	$ -

c) Stock Options

The Company has adopted an incentive stock option plan authorizing the issue of up to 20% of the amount of shares issued as at the initial listing date on the TSX Venture Exchange, 4,014,581 options. Under the plan, options may only be issued to directors, officers, employees and consultants of the Company and must be subject to a vesting period as required under TSX Venture Exchange policies. The term of each grant shall be no greater than 5 years from the date of grant. The option price shall be no less than the fair market value of the Company's shares on the date of the grant.

The following is a summary of the changes in the Company's outstanding stock options.

	Year Ended September 30, 2007		Period from incorporation to September 30, 2006	
	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
		$		$
Balance at beginning of the period	-	-	-	-
Granted pursuant to the Plan of Arrangement	633,111	0.62	-	-
Other grants during the period	1,550,000	0.68	-	-
Exercised during the period	(97,082)	0.48	-	-
Expired or forfeited during the period	(143,016)	0.69	-	-
Outstanding at end of the period	1,943,013	0.67	-	-

(Stated in Canadian Dollars)

9. SHARE CAPITAL *(continued)*

The fair value of employee options, granted during the year including option granted pursuant to the Rubicon Plan of Arrangement has been estimated using the Black-Scholes Option Pricing Model based on the following weighted average assumptions:

	Year Ended September 30, 2007	Period from incorporation to September 30, 2006
Risk-free interest rate	3.90%	-
Expected life	4.96 years	-
Expected volatility	80%	-
Expected dividend yield	0%	-

Option pricing models require the input of highly subjective assumptions, particularly as to the expected price volatility of the stock. Changes in these assumptions can materially affect the fair value estimate and therefore it is management's view that the existing models do not necessarily provide a single reliable measure of the fair value of the Company's stock option grants.

Summary of stock options outstanding:

September 30, 2007		Number Outstanding	Weighted Average Price	Weighted Average Life
			$	Years
		16,666	0.38	3.01
		25,000	0.42	3.04
		105,000	0.45	4.89
	(1)	29,166	0.47	-
		33,333	0.49	3.29
		244,997	0.67	2.42
		39,686	0.69	2.34
		1,390,000	0.70	4.43
		56,665	0.84	1.41
		2,500	0.96	3.64
Total stock options		1,943,013	0.67	3.95

(1) During the year a request to exercise 29,166 options was received but the shares were issued after the year end. See note 9(e).

d) Summary of warrants outstanding:

September 30, 2007	Number Outstanding	Weighted Average Price	Weighted Average Life
		$	Years
Warrants issued on financing	3,179,000	1.00	1.19
Total warrants	3,179,000	1.00	1.19

(Stated in Canadian Dollars)

9. SHARE CAPITAL *(continued)*

e) Obligation to issue shares

During the year, the Company received $13,708 pursuant to a request to exercise stock options. 29,166 shares for this option exercise were issued after the year end.

10. ACCUMULATED OTHER COMPREHENSIVE LOSS

	Year Ended September 30, 2007	Period from incorporation to September 30, 2006
	$	$
Accumulated other comprehensive loss, beginning of period	-	-
Other comprehensive loss for the period	(34,718)	-
Accumulated other comprehensive loss, end of period	(34,718)	-
Components of other comprehensive loss:		
Unrealized losses on temporary investments	(282)	-
Unrealized losses on public company shares	(34,436)	-
Accumulated other comprehensive loss, end of period	(34,718)	-

11. RELATED PARTY TRANSACTIONS

The Company has a director, Vice President, Investor Relations and CFO in common with Rubicon Minerals Corporation and has a cost sharing agreement with Rubicon for office, accounting and investor relation services.

(a) During the year, the Company paid or accrued to Rubicon $176,756 for shared and reimbursable costs, $25,000 for the Company's share of the costs incurred on the Rubicon Plan of Arrangement and $54,320 for refundable staking security deposits posted by Rubicon on the Company's properties. During the year, the Company invoiced Rubicon Minerals $91,619 for reimbursable costs. As at September 30, 2007, the Company owed Rubicon $20,434 and was owed $4,899 by Rubicon for grants received on Paragon's behalf and for salary reimbursements. The net balance is included in accounts payable and accrued liabilities.

(b) Rubicon Plan of Arrangement

See note 4 for details of the completion of the plan of arrangement with Rubicon.

(c) NRD Agreement

Pursuant to an agreement with Rubicon, the Company may receive the following as proceeds from the optioning of certain mineral property interests in Newfoundland, where the optionees elect to continue the options.

i) 125,000 shares of Ucore Uranium Inc. over 2 years (all issued in escrow; 31,250 released during the year).

(Stated in Canadian Dollars)

11. RELATED PARTY TRANSACTIONS *(continued)*

i) 30,020 shares of Ucore Uranium Inc as option payments on 3 properties (5,840 shares received during the year). Future payments will be recorded upon receipt.

All these transactions were, or will be, recorded at their fair value amounts and were incurred in the normal course of business, except transactions with Rubicon, related to the plan of arrangement which were recorded at Rubicon's carrying amounts.

12. INCOME TAXES

A reconciliation of income taxes at statutory rates is as follows:

	2007	2006
	$	$
Net loss for the year before income taxes	(851,972)	(124,278)
Expected income tax expense	(290,693)	(42,403)
Net adjustment for deductible and non-deductible expenses	98,458	42,403
Unrecognized benefit of current non-capital loss	192,235	-
Total income taxes	-	-

The significant components of the Company's future income tax liabilities are as follows:

	2007	2006
	$	$
Future income tax liability:		
Net mineral property carrying amounts in excess of tax pools	825,584	-
Equipment tax pool in excess of carrying value	(2,873)	-
Organizational costs	(50,742)	
Non-capital loss carryforwards	(192,235)	-
	579,734	-
Valuation allowance	-	-
Net future tax liability	579,734	-

As at September 30, 2007 the Company has non-capital losses available for deduction against future years' taxable incomes amounting to $563,410. The Company has not recognized any future benefit for these tax losses and resource deductions, as it is not considered likely that they will be utilized. If unused, these losses will expire as follows:

2026	-
2027	$563,410

13. SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING AND FINANCING ACTIVITIES

During the year ended September 30, 2007, the Company issued 12,801,738 shares pursuant to the plan of arrangement at a value of $6,995,657 for mineral properties and equipment transferred from Rubicon and a further to 460,000 common shares at a value of $470,350 for other mineral properties. The company received shares of other companies as option payments valued at $59,800 and recorded stock based compensation of $281,708 as mineral property costs. Included in accounts payable and accrued liabilities at September 30, 2007 is $394,775 of mineral property costs. Included in accounts receivable at September 30, 2007 is $477,986 of mineral property receivables.

(Stated in Canadian Dollars)

14. SUBSEQUENT EVENTS

On December 6, 2007 the Company closed a non-brokered private placement, issuing 1,391,214 non-flow-through units at a purchase price of $0.70 per unit for gross proceeds of $973,850 and 2,785,000 flow-through shares at a purchase price of $1.00 per share for gross proceeds of $2,785,000. The non-flow-through units consist of one common share of the Company and one-half of one non-transferable common share purchase warrant at an exercise price $1.05 exercisable for two years. As part of the financing the Company issued 196,759 common shares as a finder's fee.

On November 15, 2007 the Company signed an option agreement with Sprott Resource Corp. ("Sprott") whereby Sprott can earn a 55% interest in the Company's JBP and Appleton Linear gold properties by paying $250,000 cash over four years ($25,000 committed) and spending $2,175,000 on exploration over four years ($375,000 committed). Under certain conditions Sprott may increase its interest to a maximum of 70%.

Subsequent to the year end, the Company issued 375,000 common shares pursuant to mineral property option agreements and 29,166 common shares pursuant to the exercise of options.

Exemption No.: 82-35102

PARAGON MINERALS CORPORATION

Management's Discussion & Analysis

Year Ended September 30, 2007

Suite 1540 – 800 West Pender Street, Vancouver BC V6C 2V6
Tel: 604.629.2353 Toll free: 1.877.533.6353 Fax: 604. 629.2489
E-mail: paragon@paragonminerals.com Website: www.paragonminerals.com

Introduction

The following Management Discussion and Analysis of the financial position and results of operations of Paragon Minerals Corporation ("Paragon" or the "Company"), dated January 28, 2007, should be read in conjunction with the audited financial statements for the year ended September 30, 2007 with comparative figures for the period from incorporation to September 30, 2006. All dollar figures stated herein are expressed in Canadian dollars. Additional information about the Company can be found on SEDAR at www.sedar.com.

Paragon is a Canadian-based junior exploration company engaged in the acquisition, exploration and development of gold and base metal projects, specifically within the Province of Newfoundland and Labrador. The Company has a significant portfolio of gold and base metal exploration properties in Newfoundland, which it is exploring through a combination of partner funded exploration and Company funded exploration. The Company is listed on the TSX Venture Exchange under the symbol "PGR".

The Company's head office and principal business address is Suite 1540, 800 West Pender Street, Vancouver, British Columbia, V6C 2V6 and it's registered and records office is located at 2800 Park Place, 666 Burrard Street, Vancouver, BC, V6C 2V6.

Overview

The Company was incorporated as "Paragon Minerals Corporation" under the Canadian Business Corporations Act ("CBCA") on July 4, 2006 in order to facilitate a Plan of Arrangement under which Rubicon Minerals Corporation ("Rubicon"), a public company whose shares are listed on the Toronto Stock Exchange and the American Stock Exchange, would proceed with a reorganization which would have the result of dividing its mineral assets between three separate public companies: the then existing Rubicon and two newly created companies, namely the Company and CopperCo Resource Corp ("CopperCo"). Upon completion of the Plan of Arrangement on December 8, 2006, the Company acquired the exploration assets held by Rubicon in the Province of Newfoundland & Labrador and the Territory of Nunavut. For additional details on the Arrangement, please refer to the Rubicon Management Information Circular dated July 7, 2006 and filed on SEDAR at www.sedar.com.

Paragon received final listing approval from the TSX Venture Exchange ("TSX-V") on December 15, 2006 and began trading on the TSX-V under the symbol "PGR" on the same day. Upon listing, the Company received the proceeds from a $4.01 million flow-through and non-flow through financing and commenced exploration on its new properties. Paragon achieved a smooth transition of all property option agreements transferred from Rubicon and successfully continued the option-out agreements on these properties with Crosshair Mining and Exploration Corporation ("Crosshair") and Meridian Gold Corporation ("Meridian").

During the year ended September 30, 2007, the Company spent $2,695,883 on exploration of which $1,259,281 was funded by partners and grants (excluding stock based compensation of $281,708). Net losses for the year ended September 30, 2007 were $851,972.

Minerals Properties

Pursuant to the Arrangement, Rubicon transferred to the Company its gold and base metal mineral properties located in the Province of Newfoundland & Labrador and the Territory of Nunavut on December 8, 2006. Through this transaction, the Company acquired a total of 27 exploration properties. The Company currently holds a total of 26 exploration properties (15 gold properties, 11 base metal properties) of which six are currently under option to exploration partners and two pending Joint Venture agreements.

Exploration Update

Exploration on Company projects during the year ending September 30, 2007 focused on eight company funded exploration gold and base metal projects and three partner-funded projects. A summary of the exploration work completed during the fiscal year includes:

- Geological mapping, prospecting, rock and soil sampling program on the Lake Douglas base metal project and prospecting and soil sampling on the Maritec gold project in the Baie Verte area.

- 4,113 line-kilometres of airborne magnetic and electromagnetic (EM) survey on four base metal projects including Lake Douglas, Harpoon, Barren Lake and Winter Hill properties; and 60 line kilometres of Induced Polarization (IP) geophysical survey on the JBP Linear Gold Project;

- 3,968 metres of diamond drilling on three company-funded exploration projects including South Tally Pond base metal project (1,200 metres), JBP Linear gold project (2,531 metres); and Mt Peyton gold project (237 metres);

- 11,135 metres of diamond drilling on three partner-funded exploration projects including Golden Promise gold project (4,897 metres), Huxter Lane gold project (4,041 metres) and Victoria Lake base metal project (2,197 metres).

On October 18, 2007, the Company acquired the additional claims immediately southwest of the South Tally Pond property through map-staking. The newly-staked area is underlain by mafic-felsic volcanic rocks of the Tally Pond Volcanic Belt similar to that which hosts the Lemarchant prospect and the Teck-Cominco Duck Pond Mine.

During the year ended September 30, 2007, the Company spent $2,695,883 on exploration of which $1,259,280 was funded by partners and grants (excluding stock based compensation of $281,708). Results from the exploration work, during the quarter and year to date period, are summarized below with additional project information available on the Company website.

Company-funded Projects

South Tally Pond Project (base metal)

The South Tally Pond VMS project is located in central Newfoundland and is under option from Altius Resources Inc., whereby Paragon can earn a 100% interest in the property. The property is situated in the same volcanic belt and has strong similarities to the rocks that host Teck-Cominco's Duck Pond Mine (5.48 million tonnes of 3.3% copper, 5.8% zinc, 0.9% lead, 59 g/t silver and 0.86 g/t gold), located 20 kilometres to the northeast. Paragon has a significant, land position covering 32,450 hectares immediately southwest of the Duck Pond Mine.

In late August, the Company began a 1,000 metre drill program aimed at testing the potential of the Lemarchant Prospect, a precious metal-rich copper-zinc-lead mineralization prospect located in the center of the property. The Lemarchant mineralization is hosted within a 4,000 metre long and 700 metre wide sequence of highly altered felsic volcanic rocks of which 1,100 metres strike length was tested by previous drilling (17 holes) to a vertical depth of 160 metres. The mineralization is interpreted to be open along strike and to depth.

During September, the Company completed two drill holes (1,200.1 metres) and continued the drill program to late October, completing a total of five holes for 2,372 metres. Four of the five drillholes intersected semi-massive to massive polymetallic sulphide mineralization over widths of up to 14.6 metres. The drilling has now intersected the massive sulphide mineralization over a 300 metre strike length and is open along strike.

The first three drill holes (from south to north LM07-13, 14 and 15; 1710.1 metres), spaced 100 metres apart, intersected mineralized upper and lower felsic volcanic sequence separated by variably mineralized and altered mafic volcanic rocks. In the upper felsic sequence, the three drillholes intersected semi-massive to massive polymetallic sulphide mineralization over widths of up to 14.6 metres (see table below). The massive sulphide mineralization shows an increase in thickness to the north and locally replaces massive barite intervals intersected in drillholes LM07-14 and LM07-15. The massive to semi-massive sulphide plus barite intervals are underlain by intensely altered felsic volcanic rocks containing stringer and disseminated sulphides including pyrite, sphalerite and chalcopyrite over thicknesses up to 67 metres. Mineralization in the lower felsic volcanic sequence is characterized by disseminated, stringer to locally semi-massive pyrite and pyrrhotite mineralization over a 109 metre interval.

Drillhole LM07-16 (347.9 metres), located 100 metres north of LM07-15 intersected a 40.5-metre thick sequence of strongly altered felsic volcanic rocks with up to 20% disseminated to stringer pyrite containing anomalous base metal (assays up to 2.50 % zinc and 0.62% copper over 0.5 metres) and precious metals (5.93 g/t gold and 59.6 g/t silver over 0.5 metres). This second intercept occurs in similar felsic stratigraphy approximately 100 metres down-dip of LM07-17.

Drillhole LM07-17 (317.0 metres), located 100 metres north and 90 metres west of LM07-15 intersected semi-massive to massive polymetallic sulphide mineralization over 14.6 metres. The zinc-lead-copper sulphide mineralization is similar to, and appears to represent the continuation of the massive sulphide mineralization intersected in LM07-15. Mineralization includes 8.1 metres of high-grade zinc-lead-copper rich massive sulphides grading 21.04% zinc, 4.26% lead, 0.72% copper, 76.05 g/t silver and 0.65 g/t gold and is hosted in a thick barite-rich felsic volcanic sequence. The massive sulphide mineralization is underlain by intensely altered felsic volcanic rocks containing stringer and disseminated sulphides including pyrite, sphalerite and chalcopyrite over 8.9 metres thickness.

In December, 2007, the Company resumed drilling on the project and extended LM07-16 by 132.1 metres and completed a 6th drill hole (LM07-18, 344.0 metres) on the property. The two drillholes were aimed at further evaluating and extending the semi-massive to massive base metal mineralization intersected by LM07-17 on section 104+00N. The extension to drillhole LM07-16 targeted the intensely altered stringer zone mineralization 115 metres down-dip of LM07-17 and the second drillhole, LM07-18 tested the stratigraphy 100 metres up-dip from LM07-17. Both drillholes intersected disseminated to stringer base metal sulphides hosted within thick, up to 110 metres wide sequence of very strongly altered, locally barite enriched felsic volcanic rocks containing up to 4% disseminated to stringer pyrite and locally, up to 10% base metal mineralization.

Significant assay results from drilling by Paragon at the Lemarchant prospect include:

Hole	From (m)	To (m)	Interval (m)	Zinc (%)	Lead (%)	Copper (%)	Silver (g/t)	Gold (g/t)
LM07-13	*164.50*	*169.55*	*5.05*	*7.49*	*0.07*	*0.77*	*40.29*	*1.21*
LM07-14	*203.50*	*208.90*	*5.40*	*5.26*	*1.52*	*1.06*	*92.56*	*0.85*
LM07-15	*219.00*	*233.60*	*14.60*	*9.46*	*2.13*	*0.81*	*73.44*	*1.85*
LM07-16	369.50	376.00	6.50	1.66	0.13	0.10	7.92	0.04
incl.	369.50	370.20	0.70	8.40	0.01	0.36	18.20	0.23
LM07-17	*236.00*	*259.50*	*23.50*	*8.55*	*1.63*	*0.35*	*33.46*	*0.49*
incl.	*236.00*	*250.60*	*14.60*	*12.38*	*2.61*	*0.45*	*50.32*	*0.74*
	242.50	*250.60*	*8.10*	*21.04*	*4.26*	*0.72*	*76.05*	*0.65*
LM07-18	132.10	183.80	51.7	0.58	0.10	0.09	4.25	0.12
incl.	136.80	146.80	10.0	1.62	0.46	0.15	12.42	0.15
	234.70	245.50	10.8	0.25	0.07	0.01	2.23	0.05

(Note: Results for LM07-13, 14, 15 and 17 reported on previously are shown in italics – see News Releases dated October 19 and November 6, 2007 for further details)

The South Tally Pond Project has all the elements of a precious metal-rich volcanic massive sulphide deposit. Results from the first round of drilling in 2007 (6 holes, 2,848 metres) are very encouraging and the Company is planning an aggressive drilling and exploration program for 2008.

<u>Lake Douglas Project (base metal)</u>

During the year, the Company completed the geological mapping and prospecting programs on the Lake Douglas property, established two surface grids totaling 78 line kilometres and completed 1,217 line kilometres of airborne magnetic and electromagnetic (EM) anomalies on the property. A total of 396 rock samples were collected for multi-element geochemical analysis, 162 rock samples collected for whole rock analysis, and

1,333 soil samples collect for multi element geochemical analysis. The fieldwork has identified three highly prospective target areas to date.

Lake Douglas Grid – the Lake Douglas zinc-lead-silver-gold bearing massive sulphides discovered in 2006 are hosted in a thick sequence of pyritic, quartz-phyric felsic volcanic rocks and lesser mafic volcanic rocks. The mineralized interval, exposed by trenching over a 60-metre strike length is coincident with a multi-element (zinc-lead-silver-gold) geochemical soil anomaly that extends over 1.2 kilometres. The interpreted felsic footwall rocks to the massive sulphide mineralization are strongly sericite-silica-carbonate ± chlorite altered with up 20% disseminated pyrite mineralization. Additional massive sulphide float (0.7 by 0.5 metres boulders) was discovered in early June about 400 metres to the northeast of the Lake Douglas massive sulphide occurrence. Results from the airborne geophysical survey indicate that a moderate EM conductor coincides with both the massive sulphide horizon and zone of anomalous soil geochemistry.

Flexure Grid – the Flexure grid area is located five kilometres southwest and along strike of the Lake Douglas massive sulphide occurrence. Geological mapping and the airborne geophysical data confirm this area is underlain by the same favourable stratigraphy that hosts the Lake Douglas massive sulphide occurrence. Altered felsic volcanic rocks mapped in the area coincide with a 1.5 kilometres multi-element (zinc, lead, silver, copper, gold) soil geochemical anomaly. Local disseminated and stringer-style base metal sulphides and widespread pyritic sulphides, associated with altered felsic volcanic and volcaniclastic rocks, have been identified. Additional surface mapping and airborne EM anomaly follow-up is planned for 2008.

Lake Douglas East – Reconnaissance geological mapping and prospecting in the Lake Douglas East area has outlined altered felsic volcanic rocks that exhibit strong VMS-style alteration characteristics (sericite-silica-carbonate±chlorite) and disseminated pyrite and base metal mineralization. The altered felsic volcanic rocks are overlain by a black shale unit similar to that seen at other VMS deposits in the Victoria Lake Volcanic Belt (Duck Pond, Boomerang) and the nearby Haven Steady base metal prospect located 6 kilometres along trend to the northeast. Five priority EM anomalies require followed up reconnaissance surface mapping and prospecting. Two of the areas of interest from the EM survey are located approximately 200 meters from strong silica-sericite altered felsic volcanics and sedimentary rocks with associated pyrite mineralization.

A 2,000-metre diamond drill program was started on October 2, 2007. Seven drillholes, totaling 2,062 metres tested a portion of the favourable stratigraphy that hosts the Lake Douglas base-metal massive sulphide occurrence over a strike length of 300 metres. All seven drill holes intersected a thick sequence of moderately to strongly altered felsic volcanic rocks and sedimentary rocks. Base metal mineralization within this felsic volcanic-sedimentary rock sequence consists of multiple zones of disseminated to stringer sulphide mineralization with local, semi-massive to massive sulphide intervals.

Drillhole LD07-04 intersected the most significant base and precious metal mineralization with 6.45 metres of semi-massive to massive sulphides grading 6.30% zinc, 4.19% lead, 0.39% copper and 82.86 g/t silver. The zinc-lead-copper-silver sulphide mineralization is hosted within the sedimentary-volcanic sequence and is similar to the massive sulphides exposed at surface in the Lake Douglas trench. The other drillholes, completed along strike (in both directions) and down dip (LD07-05) of drillhole LD07-04 intersected zones of anomalous zinc-lead-copper-silver-gold mineralization over widths of up to 17 metres. Significant assay results include:

Hole	From (m)	To (m)	Interval (m)	Zinc (%)	Lead (%)	Copper (%)	Silver (g/t)	Gold (g/t)
LD07-04	43.00	53.00	10.00	4.37	2.88	0.26	56.84	0.01
including	44.30	46.40	2.10	8.29	5.67	0.29	90.56	Trace
	44.30	50.75	6.45	6.30	4.19	0.39	82.86	0.01
	47.70	50.75	3.05	7.41	4.77	0.41	109.42	0.19

Note: Reported core length intervals are interpreted to be approximately 80% true thickness)

<u>*JBP Linear Project (gold)*</u>

During the year, the Company completed 2,531 metres of diamond drilling in drilling programs on the 100%-owned JBP Linear property located 15 kilometres northwest of Gander, Newfoundland.

In July, the Company completed a 60 line-kilometres Induced Polarization (IP) geophysical survey. The geophysical survey was aimed at further defining the gold-bearing vein and alteration system(s) between the H-Pond and Pocket Pond prospects (the "H-Pond Linear"). Final results and reports from the geophysical survey were received in late August and in early September the Company commenced an 11-hole (1800 metre) drill program.

The Company halted the drilling program after 3 holes (424.0 metres) on September 24 as a result of positive joint venture partnership discussions with Sprott Resource Corp. ("Sprott") for the JBP Linear and adjoining Appleton Linear gold properties. The drill program targeted a geophysical IP trend with coincident anomalous gold-bearing soil and quartz vein float samples in the Pocket Pond East area. All three drill holes intersected a zone of gold-bearing quartz vein mineralization located 215 metres north and along strike of the previous drilling (3 holes) at the Pocket Pond East prospect. The most significant intersection was in drillhole HP07-39 where multiple, near surface quartz veins were intersected over a 12.6 metre interval. The northern extension to the Pocket Pond East prospect remains open along strike and to depth with multiple, untested targets along the geophysical IP trend. A fourth drillhole (HP07-41, 265.5 metres) located 500 metres to the west, in the Pocket Pond West area, intersect minor quartz vein zones. Significant assay results include:

Drillhole	Section	From (m)	To (m)	Interval (m)*	Gold (g/t)**
HP07-38	11100N	56.35	59.70	3.35	1.03
including		59.10	59.70	0.60	3.58
HP07-39	11216N	22.80	35.40	12.60	1.85
including		22.80	26.00	3.20	3.85
		22.80	23.45	0.65	5.66
		25.50	26.00	0.50	14.36
		34.40	34.90	0.50	5.14
HP07-40	11300N	74.90	76.40	1.50	5.30
including		74.90	75.40	0.50	6.10
		75.90	76.40	0.50	7.99

*Note: *True thickness interpreted to be 100% of core length; **Assays by metallic-screen fire assay method*

On November 15, the Company completed an option agreement with Sprott, whereby Sprott has the right to earn a 55% interest in Paragon's project by spending $2.175 million on exploration over four years with a firm $375,000 exploration expenditure commitment in the first year. The agreement also calls for Sprott to make $250,000 in payments to Paragon over the four years, including $25,000 to be paid on signing of the agreement and to make all underlying property agreement payments. The agreement gives Paragon the option to contribute an additional $125,000 in the first year which would then raise Sprott's fourth year exploration expenditure by $250,000. The agreement also gives Sprott the right, subject to certain conditions, to increase its interest to 70% by completing a feasibility study and providing a positive production decision. Paragon will be operator of the joint venture during the initial earn-in period.

The partnering of the JBP and Appleton Linear gold properties is an important part of Paragon's business plan to advance its exploration projects through partner-funded exploration while allowing it to focus on other key projects. The Company is currently preparing a $500,000 exploration drill proposal for 2008.

<u>*Other Properties*</u>

Mt Peyton Project (gold)

In August, the Company completed a two-hole (237.0 metre) diamond drill program aimed at testing the western extension of the Hurricane Gold trend and the southern extension of the Peyton Gold trend. Each trend is defined by moderate to strong geophysical IP chargeability signatures and anomalous gold soil geochemistry. Historical drilling by Noranda intersected zones of gold bearing quartz veins with significant assays of 7.9 g/t gold over 1.0 metre (MP90-12) and 7.5 g/t over 1.0 metre (MP90-14).

Drillhole MP07-15 tested the down-dip potential below historical drillhole MP90-14 and intersected a broad, 70 metre wide interval with local, silica-sericite altered and mineralized zones ranging from 0.6 to 6.9 metres in width. A second drillhole, MP07-16 tested the western projection of the Hurricane Zone and intersected three strongly silica-sericite altered and mineralized zones ranging from 1.9 to 6.9 metres in width. Significant gold assay results include:

Drillhole	Section	From (m)	To (m)	Interval (m)*	Gold (g/t)**
MP07-15	2360E	33.20	33.80	0.60	2.05
		65.45	66.15	0.70	8.83
		70.00	70.60	0.60	2.93
MP07-16	2900E	31.01	31.92	0.91	2.24
		45.12	45.82	0.70	2.07

**True thickness interpreted to be 100% of core length; **Assays by metallic-screen fire assay method*

New World Project (gold)

In November, the Company completed two drill holes (291.5 metres) on the New World project. Drilling targeted a moderate to strong soil geochemical anomaly located along the 15 kilometre long New World Gold Trend. The New World Trend is a sedimentary-hosted gold target along which numerous gold occurrences have been located. Gold assay results from this initial drill program include 0.71 g/t gold over 4.0 metres (NW07-01) and 1.35 g/t gold over 1.1 metres (NW07-02).

Harpoon Project (base metal)

The Company completed 1,455 line kilometres of airborne magnetic and electromagnetic (EM) survey over the property. Results from the survey outlined several high priority EM conductors that were followed up in field in August. Of particular interest is the Duck West Area located 2.8 km west of the Duck Pond Mine in an area interpreted to represent the western projection of the favourable Duck Pond Horizon. Geological prospecting in the Duck West area, encountered very coarse, angular fragmental rhyolite boulders on surface that requires further follow-up in 2008. Prospecting work was carried out on anomalous lake sediment and soil samples collected in the central portion of the property leading to the discovery of felsic volcanic float with VMS style mineralization and alteration containing up to 7900 ppm zinc.

Barren Lake Project (base metal)

The Company completed 657 line kilometres of airborne magnetic and electromagnetic (EM) survey over the property. Preliminary results have defined a number of airborne EM anomalies that require follow-up field investigations on the higher priority targets.

Winter Hill Project (base metal)

The Company completed 708 line kilometres of airborne magnetic and electromagnetic (EM) survey over the property. Preliminary results have identified 10 high priority EM targets and 15 medium priority EM targets that require follow-up field investigation in 2008.

Maritec Project (gold)

In September, the Company completed prospecting and soil sampling on the 100%-owned gold exploration project located in the Baie Verte Peninsula area in north-central Newfoundland. Results of the program are being evaluated with follow-up mapping and sampling planned for 2008.

Partner-Funded Projects

<u>Victoria Lake VMS Project</u>

In October 2006, option partner Crosshair Exploration & Mining Limited ("Crosshair") completed and funded a Phase 1 drill program (11 holes, 2197 metres) on the Victoria Lake VMS property. The property is situated in central Newfoundland approximately 120 km southwest of the town of Badger, NL. The Victoria Lake property is part of a three property package (South Golden Promise, Victoria Lake and Victoria Lake 10188M properties) optioned to Crosshair whereby Crosshair can earn a 60% interest by spending $1.75 million over four years.

Exploration on the property has identified a significant geological environment that is highly permissive for volcanogenic massive sulphide (VMS) base-metal deposits similar to those seen elsewhere in the Victoria Lake volcanic belt (Teck-Cominco's Duck Pond Mine; Messina Minerals Boomerang Deposit). This first phase of drilling has successfully outlined multiple zones of intensely altered, sulphide-bearing felsic volcanic rocks that are strongly suggestive of a volcanogenic massive sulphide (VMS) environment.

Golden Promise Project (gold)

During the year, the Company and its partner Crosshair Exploration & Mining Ltd ("Crosshair") completed two drilling programs (25 drill holes; 4,897 metres) at the Golden Promise Project located in north-central Newfoundland, approximately 35 kilometres west of Grand Falls-Windsor. The project is being explored under the terms of an option agreement between Paragon and Crosshair, whereby Crosshair can earn a 60% interest by spending $4.0 million over four years. The drill programs were aimed at further testing the Jaclyn Main Zone and the adjacent Jaclyn North Zone.

The first drill program (14 holes, 3,073 metres) was completed in February, 2007 and focused on extending the mineralization at the Jaclyn Main Zone. Results of this drilling are available in a Company news release dated March 1, 2007.

A second drill program, totalling eleven drill holes (1,824 metres) was completed on the Jaclyn Main Zone between June and September. Three holes (GP07-80 to GP07-82) tested the eastern extent of the Main Zone to a vertical depth of 270 metres below surface, six drill holes (GP07-83 through GP07-87 and GP07-89 to 90) evaluated the near-surface central portions of the vein zone and one drill hole (GP07-88) successfully tested down plunge of higher grade mineralization in the western part of the zone. The drilling intersected the Jacyln Main Zone quartz veining in all drill holes with nine of the eleven holes containing visible gold. Significant assay results include:

GP07-83: 6.51 g/t gold over 1.40 metres including 14.94 g/t gold over 0.45 metres;
GP07-84: 4.02 g/t gold over 1.30 metres including 7.12 g/t gold over 0.40 metres;
GP07-85: 7.23 g/t gold over 0.80 metres including 12.81 g/t gold over 0.40 metres;
GP07-86: 2.84 g/t gold over 0.60 metres;
GP07-87: 1.63 g/t gold over 0.80 metres and 1.40 g/t gold over 0.85 metres;
GP07-88: 4.37 g/t gold over 1.45 metres including 20.89 g/t gold over 0.30 metres;
GP07-89: 4.33 g/t gold over 1.05 metres including 9.07 g/t gold over 0.50 metres;
GP07-90: 10.14 g/t gold over 1.40 metres and 6.35 g/t gold over 1.35 metres.

As part of the 2007 summer drill program, four drill holes (790 metres) were completed on the Jaclyn North Zone. The drilling extended the multiple quartz vein system of the Jaclyn North Zone by 100 metres along strike and to a depth of 175 metres, which now extends over 250 metres and is open in all directions. The two significant zones of quartz veining, the Upper and Middle Sub-zones were intersected in all four drill holes. Visible gold was observed in one drill hole (GP07-76) and assayed 11.28 g/t gold over 0.30 metres within a broader zone assaying 2.63 g/t gold over 1.30 metres. Assays results include:

GP07-76: 2.63 g/t gold over 1.30 metres, including 11.28 g/t gold over 0.30 metres;
GP07-77: 0.54 g/t gold over 2.15 metres;
GP07-78: 1.13 g/t gold over 0.40 metres; and
GP07-79: 0.11 g/t gold over 0.30 metres.

The summer drill program was stopped in early September 2007 and resumed in mid November with an additional eight drillholes (1311.4 metres) were completed on the Jaclyn Main Zone before December 31, 2007. Results of the December drilling were reported in a Company News release dated January 17, 2008 and are summarized below:

Six of the drill holes (GP07-91 to GP07-96) evaluated the central portion of the vein zone and two drill holes (GP07-97 and GP07-98) tested the eastern extent of the Jaclyn Main Zone to a vertical depth of 210 metres below surface. The drilling intersected quartz veining in all drill holes with all eight drill holes containing visible gold. Drill hole GP07-92 intersected multiple gold bearing quartz veins with abundant visible gold and represents the widest economic grade gold intersection to date along the Jaclyn Main Zone. Drill hole GP07-98, the easternmost drill hole completed to date intersected a thick, 1.70 metre wide (core length) gold-bearing quartz vein at a depth of 210 vertical metres and underscores the continuation and potential of the Jaclyn Main Zone to the east. Significant assay results include:

GP07-91: 43.83 g/t gold over 1.45 metres including 141.21 g/t gold over 0.45 metres;
GP07-92: 10.41 g/t gold over 4.70 metres including 64.49 g/t gold over 0.50 metres;
GP07-93: 20.89 g/t gold over 1.90 metres including 44.74 g/t gold over 0.65 metres;
GP07-94: 0.41 g/t gold over 2.35 metres including 1.49 g/t gold over 0.35 metres;
GP07-95: 0.61 g/t gold over 1.50 metres including 2.28 g/t gold over 0.40 metres;
GP07-96: 0.52 g/t gold over 2.65 metres including 1.34 g/t gold over 0.50 metres;
GP07-97: 1.90 g/t gold over 2.10 metres including 4.70 g/t gold over 0.50 metres;
GP07-98: 6.87 g/t gold over 1.70 metres including 18.59 g/t gold over 0.45 metres.

The 2007 drill programs continued to outline high-grade gold mineralization at the Jaclyn Main Zone, a significant gold-bearing quartz vein system on the Golden Promise property. The Jaclyn Main Zone is now defined over a strike length of 800 metres and vertical depth of 275 metres. The gold-bearing vein system remains open along strike and to depth. Paragon and Crosshair are currently reviewing the project data in anticipation of an aggressive drill program in 2008.

Huxter Lane Project (gold)

The Huxter Lane property is a bulk tonnage intrusive related gold target being explored under the terms of an option agreement between Paragon and Meridian Gold Inc ("Meridian"), whereby Meridian can earn up to 55% interest by spending $1.0 million in 3 years and up to 70% interest by making a positive production decision. The project is located approximately 60 kilometres southwest of Grand Falls – Windsor, Newfoundland.

During the year, Meridian funded two drilling programs (25 holes; 4,041 metres) on the Huxter Lane gold project. The drilling to date has successfully outlined the Mosquito Hill porphyry gold mineralization over a strike length of 750 metres and vertical depth of 125 metres. The mineralized porphyry is open along strike and to depth and typically contains up to 15% disseminated and vein-hosted arsenopyrite-pyrite mineralization. Metallurgical tests completed on two 15 kilogram samples from two drill holes (HX07-20 and HX07-23) indicate that the gold mineralization is refractory in nature.

A Phase 3 drilling program aimed at further defining the higher grade intercepts of the mineralized porphyry is being planned by Paragon and Meridian for 2008.

Exploration Outlook

In 2008, the Company plans to continue to advance its gold and base metal properties through a combination of Company-funded and partner-funded exploration. An aggressive exploration program with up to 10,000 metres of diamond drilling is planned for the 100%-owned South Tally Pond base metal project in 2008.

The Company remains committed to attracting exploration partners to advance and maintain its portfolio of gold and base metal projects. As of January 25th, the Company has three active exploration partners on six projects. The Company is the operator on four of the six partnered projects. The Company anticipates continued exploration by its current partners in 2008.

Results of Operations

For the year ended September 30, 2007, the Company incurred a net loss of $851,972. As operations did not commence until the current year, no comparison has been made to prior period figures. However, significant expenses for the year included:

- $464,150 in stock based compensation from stock options adopted under the plan of arrangement and from new grants in the current year.
- $232,098 in administration salaries and management fees.
- $74,009 for completion costs of the December 2006 plan of arrangement, which mostly consisted of legal fees.
- $84,239 for professional fees including general legal expenses and accruals for the annual financial statement audit.
- $53,206 for transfer agent and filing fees including the TSX Venture exchange listing fees and annual fee.
- $54,573 for investor relations including salary and expense costs for the VP Investor Relations, conference, logo and web site design costs.
- $76,571 for accrued Part XII.6 tax, a CRA interest type charge on flow-through funds unspent in the year following effective renunciation.

The expenses above were offset by $258,015 in future income tax recoveries representing recognition of the tax benefits of current losses applied against future income tax liabilities that arose from the renunciation of flow through expenditures.

Selected Annual Information (based on Canadian GAAP)

Fiscal Year ended September 30	2007	2006 (from incorporation July 4)
Interest and miscellaneous income	$79,087	$1,040
Gain on sale of investments	$Nil	$Nil
Net loss	$(851,972)	$(124,278)
Basic and diluted net loss per share	$.05	n/a*
Total assets	$11,808,631	$ 5,722
Total long-term financial liabilities (Non-controlling interest and stock compensation)	$Nil	$Nil
Cash dividends	$Nil	$Nil

* No shares had been issued at the 2006 year end.

Selected Quarterly Information

The Company's financial statements are prepared in accordance with Canadian generally accepted accounting principles ("GAAP") in Canadian dollars. The Company was incorporated July 4th, 2006, shortly after the beginning of the quarter ended September 30, 2006 and therefore the figures for that period represent a partial quarter.

	Q4 September 30 2007	Q3 June 30 2007	Q2 March 31 2007	Q1 December 31 2006	Period July 4 (incorporation) to September 30 2006
	$	$	$	$	$
Interest and miscellaneous income	16,155	25,300	31,878	5,754	-
Net loss	(169,343)	(282,809)	(152,867)	(206,471)	(124,278)
Basic and diluted loss per share	(0.01)	(0.01)	(0.01)	(0.03)	N/A*

* - no shares had been issued as of September 30, 2006.

Quarterly losses do not in general follow any trends; however large variations can occur from recording stock based compensation or on the write-off of abandoned mineral properties.

Liquidity and Capital Resources

As at September 30, 2007 Company had working capital of $1.6 million with CEE spending commitments of approximately $880,000, which were met by the required date of December 31, 2007. From the December 2007 financing, the Company received $973,850 in unrestricted funds and $2,785 million of funds committed to exploration. The Company is well funded to continue operations, and complete its planned exploration for the next 12 to 18 months, including meeting option payment requirements. As the Company has no revenue generating capacity, it is expected it will need to refinance at that time.

In order to spread risks and reduce costs on the Company's large exploration property portfolio the Company has actively sought joint venture partnerships. The Company now has 3 partners funding programs on 6 of its properties. Funds from these optionees in the fiscal year included exploration costs and administration fees amounting to $1,323,561 of which $477,986 was receivable at the end of the period.

Cash Investment Policy

At September 30, 2007, all the Company's funds were invested in demand deposits with a Canadian chartered bank, Canadian bank GIC's and bankers acceptances guaranteed by major Canadian banks. Management believes the credit risk of these investments in negligible.

The Company's policy on investment of short term funds is to invest only in instruments guaranteed by the federal or a provincial government of Canada or a major Canadian bank.

Financings

Financings received since the beginning of the 2007 fiscal year included the following:

The Company completed a $4.04 million non-brokered private placement on September 7, 2006. All funds from the private placement were held in escrow pending completion of the Plan of Arrangement and were released on December 8, 2006. The financing included the issue of 3,179,000 non-flow-through units at $0.50 per unit and 4,092,168 flow-through shares at $0.60 per share. Each non-flow-through unit consists of one common share and one warrant. Each warrant entitles the holder to purchase an additional common share for an exercise price of $1.00 for a period of two years. Proceeds of $2.45 million, received for flow-through shares, were used exclusively for Canadian Exploration Expenditures completed by December 31, 2007.

Significant investors in this financing included Altius Resources Inc. - $1.9 million and Sprott Asset Management - $400,000.

On December 6, 2007 the Company closed a non-brokered private placement, issuing 1,391,214 non-flow-through units at a purchase price of $0.70 per unit for gross proceeds of $973,850 and 2,785,000 flow-through shares at a purchase price of $1.00 per share for gross proceeds of $2,785,000. The non-flow-through units consist of one common share of the Company and one-half of one non-transferable common share purchase warrant at an exercise price $1.05 exercisable for two years. As part of the financing the Company issued 196,795 common shares as a finder's fee. The Company became committed to spend $2.785 million on Canadian exploration expenditures, all of which must be spent in the 2008 calendar year.

Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements other than that which is disclosed under note 11(c) "NRD Agreement", of the financial statements.

Management Changes

Effective June 1, 2007, the Company and Mr. Garfield MacVeigh, the Company's Vice-President Exploration, mutually agreed that his management position with the Company would change from Vice-President Exploration to Chief Geologist. In the capacity of Chief Geologist, Mr. MacVeigh continues to provide technical expertise to the Company's projects and personnel in Newfoundland & Labrador.

Related Party Transactions

The Company shares a director, David Adamson, a CFO, Robert Lewis and a VP Investor Relations, Bill Cavalluzzo with Rubicon Minerals Corporation and as such, Rubicon is a related party. In addition, during 2007, Paragon's CEO, Michael Vande Guchte, provided advisory services to Rubicon on a 25% time basis (effective January 1, 2008, Michael Vande Guchte is working full time for Paragon). The Company currently has a cost sharing arrangement with Rubicon for office facilities and administrative services. See note 11 to the financial statements for additional details.

Critical Accounting Policies

The Company's significant accounting policies are described in Note 2 of the September 30, 2007 Year end financial statements. The Company considers the following policies to be most critical in understanding its financial results:

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting policies requires management of the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. These estimates are based on past experience, industry trends and known commitments and events. By their nature, these estimates are subject to measurement uncertainty and the effects on the financial statements of changes in such estimates in future periods could be significant. Actual results will likely differ from those estimates.

Carrying value of mineral property interests

The Company has capitalized the cost of acquiring mineral property interests and on-going exploration and maintenance costs. Capitalized property costs are expensed in the period in which the Company determines that the mineral property interests have no future economic value. Capitalized property costs may also be written down if future cash flow, including potential sales proceeds and option payments, related to the property are estimated to be less than the carrying value of the property. The Company reviews the carrying value of its mineral properties periodically, and whenever events or changes in circumstances indicate the carrying value may not be recoverable, reductions in the carrying value of each property would be recorded to the extent that the carrying value of the investment exceeds the property's estimated fair value.

Stock-based compensation

The Company has adopted the fair value based method of accounting for stock option and compensatory warrant awards granted to directors, employees and consultants. Under this method, the fair value of compensatory warrants or agents stock options are calculated and recorded as share issue costs at the date of grant, with the offsetting credit to contributed surplus. Employee and consultant options are expensed over the period in which related services are rendered. If the stock options are exercised, the proceeds are credited to share capital.

The Company uses the Black-Scholes option pricing model to calculate the fair value of stock options and compensatory warrants granted. This model is subject to various assumptions and estimates including the Company's future stock volatility, expected life of options granted, and the risk free interest rate. The Company believes its estimates are reasonable under the circumstances.

Flow-through share renunciations

Upon the renunciation of the tax benefits of exploration expenditures to flow-through shareholders, the Company reduces share capital and records a temporary future income tax liability for the amount of the tax deduction transferred to shareholders. In instances where the Company has available tax loss carry forwards or other deductible temporary differences, the benefits of which have not previously been recognized, those benefits will be re-instated and credited to income in the period of renunciation.

Changes in Accounting Policies including Initial Adoption

Comprehensive Income, Canadian Institute of Chartered Accountants ("CICA") Handbook Section 1530

Effective October 1, 2006, the Company adopted new handbook Section 1530, which introduces new standards for reporting and display of comprehensive income. Comprehensive income is the change in equity (net assets) of an enterprise during a reporting period from transactions and other events and circumstances from non-owner sources. It includes all changes in equity during a period except those resulting from investments by owners and distributions to owners.

Equity, CICA Handbook Section 3251

Effective October 1, 2006, the Company adopted new handbook Section 3251 which establishes standards for the presentation of equity and changes in equity during a reporting period as a result of the comprehensive income reporting requirements of new Section 1530.

Financial Instruments, CICA Handbook Section 3855

Effective October 1, 2006, the Company adopted new handbook Section 3855 which prescribes when a financial asset, financial liability, or non-financial derivative is to be recognized on the balance sheet and whether fair value or cost-based measures are used. It also specifies how financial instrument gains and losses are to be presented.

None of the above new accounting standards have a significant impact on the Company's business or financial statements.

Outstanding Share Data

As at January 28, 2008, the Company had the following common shares, stock options and warrants outstanding:

Issued and Outstanding Common shares	25,940,079
Stock options	
Plan of Arrangement Distribution Options*	418,847
Post plan of arrangement options	1,515,000
Warrants	3,824,607
Fully diluted shares outstanding	31,698,533

*Option obligations accepted by Paragon pursuant to the Plan of Arrangement.

Risk Factors

Companies operating in the mining industry face many and varied kinds of risk. While risk management cannot eliminate the impact of potential risks, the Company strives to manage such risks to the extent possible and practical. The following are the risk factors most applicable to the company:

Industry

Exploring and developing mineral resource projects bears a high potential for all manner of risks. The Company properties are in the exploration stage and are without a known body of commercial ore. Development of any of the Company's properties will only follow upon obtaining satisfactory exploration results, mineral exploration and development involve a high degree of risk and few properties which are explored are ultimately developed into producing mines. There is no assurance that Company's mineral exploration activities will result in the discovery of a body of commercial ore on any of its properties. Several years may pass between the discovery of a deposit and its exploitation. Most exploration projects do not result in the discovery of commercially mineable mineralized deposits

Financing

The Company is in the exploration stage and as such has no significant source of revenue. Its continued operations are dependent upon the ability of the company to obtain additional equity or partner financing. Obtaining further financing may be dependent upon market conditions and results of exploration. There is no assurance that the Company's exploration efforts will be successful or that market conditions will be favourable. The Company will require additional funding to maintain its mineral properties in good standing. The lack of additional financing could result in delay or indefinite postponement of further exploration and possible, partial or total loss of Paragon's interest in its mineral properties.

Title

There is no guarantee that title to properties in which Company has a material interest will not be challenged or impugned. The Company's mineral property interests may be subject to prior unregistered agreements or transfers or native land claims and title may be affected by undetected defects. In addition, certain of the mining claims in which the Company has an interest are not recorded in the name of the Company and cannot be recorded until certain steps are taken by other parties. Before a number of claims under option can be recorded in Company's name, the underlying title holder has to assign title to the Company once the Company satisfies its option agreement obligations. There are no assurances that the underlying title holder will assign title.

Operating Hazards and Risks

Mineral exploration involves many risks. The operations in which the Company has a direct or indirect interest will be subject to all the hazards and risks normally incidental to exploration, any of which could result in work stoppages and damage to persons or property or the environment and possible legal liability for any and all damage. Fires, power outages, labour disruptions, flooding, land slides and the inability to obtain suitable or adequate machinery, equipment or labour are some of the risks involved in the conduct of exploration programs.

Environmental Factors

The Company currently conducts exploration activities in the Canadian Province of Newfoundland and Labrador. Such activities are subject to various laws, rules and regulations governing the protection of the environment. In Canada, extensive environmental legislation has been enacted by federal and provincial governments. Such legislation imposes rigorous standards on the mining industry to reduce or eliminate the effects of wastes generated by extraction and processing operations and subsequently deposited on the ground or emitted into the air or water. All phases of the Company's operations are subject to environmental regulation in the jurisdictions in which it operates. Environmental legislation is evolving in a manner which requires stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed properties and a heightened degree of responsibility for companies and their officers, directors and employees. There is no assurance that future changes in environmental regulation, if any, will not adversely affect the Company's operations. The cost of compliance with changes in governmental regulations has the potential to preclude entirely the economic development of a property.

The Company is able to conduct its exploration within the provisions of the applicable environmental legislation without undue constraint on its ability to carry on efficient operations. The estimated annual cost of environmental compliance for all properties held by the Company in the exploration stage is minimal and pertains primarily to carrying out diamond drilling, trenching or stripping. Environmental hazards may exist on the Companies properties, which hazards are unknown to the Company at present, which have been caused by previous or existing owners or operators of the properties.

Governmental Regulation

Exploration activities on the Company's properties are affected to varying degrees by: (i) government regulations relating to such matters as environmental protection, health, safety and labour; (ii) mining law reform; (iii) restrictions on production, price controls, and tax increases; (iv) maintenance of claims; (v) tenure; and (vi) expropriation of property. There is no assurance that future changes in such regulation, if any, will not adversely affect the Company's operations. Changes in such regulation could result in additional expenses and capital expenditures, availability of capital, competition, reserve uncertainty, potential conflicts of interest, title risks, dilution, and restrictions and delays in operations, the extent of which cannot be predicted.

The Company is at the exploration stage on all of its properties. Exploration on the Company's properties requires responsible best exploration practices to comply with company policy, government regulations, maintenance of claims and tenure. The Company is required to be registered to do business and have a valid prospecting license (required to prospect or explore for minerals on Crown Mineral Land or to stake a claim) in any Canadian province in which it is carrying out work.

Mineral exploration primarily falls under provincial jurisdiction. However, the Company is also required to follow the regulations pertaining to the mineral exploration industry that fall under federal jurisdiction, such as the Fish and Wildlife Act.

If any of the Company's projects are advanced to the development stage, those operations will also be subject to various laws and regulations concerning development, production, taxes, labour standards, environmental protection, mine safety and other matters.

Qualified Persons

Drilling programs on the Huxter Lane project, the JBP Linear project, the Mt. Peyton project and the New World project was supervised by Qualified Person Steve House, B.Sc., P.Geo.

Drilling programs on the South Tally Pond project, Lake Douglas project and Victoria Lake project was supervised by Qualified Person David Copeland, M.Sc., P.Geo.

The Golden Promise Project work is being carried out by David Mullen, Consulting Geologist to Paragon and supervised by Qualified Person David Copeland, M.Sc., P.Geo.

Disclosure Controls and Procedures

The CEO and CFO have evaluated the effectiveness of the Company's disclosure controls and procedures and have concluded, based on their evaluation, that they were effective as of September 30, 2007 to provide reasonable assurance that all material information relating to the Company will be made known to management and disclosed in accordance with applicable securities regulations.

Changes in Internal Control over Financial Reporting

There have been no changes in the Company's internal control over financial reporting during the 3 months ended September 30, 2007, that have materially affected, or are reasonably likely to materially affect, its internal control over financial reporting.

Forward Looking Statements

The Company's annual financial statements for the year ended September 30, 2007 and this accompanying MD&A contain certain statements that may be deemed "forward-looking statements". All statements in this document, other than statements of historical fact, that address events or developments that the Company expects to occur, are forward looking statements. Forward looking statements are statements that are not historical facts and are generally, but not always, identified by the words "expects", "plans", "anticipates", "believes", "intends", "estimates", "projects", "potential", "interprets" and similar expressions, or that events or conditions "will", "would", "may", "could" or "should" occur. Forward-looking statements in this document include statements regarding future exploration programs and joint venture partner participation, liquidity and effects of accounting policy changes. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results may differ materially from those in forward-looking statements. Factors that could cause the actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration success, continued availability of capital and financing, inability to obtain required regulatory or governmental approvals and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. Forward looking statements are based on the beliefs, estimates and opinions of the Company's management on the date the statements are made. The Company undertakes no obligation to update these forward-looking statements in the event that management's beliefs, estimates or opinions, or other factors, should change.

These statements are based on a number of assumptions, including, among others, assumptions regarding general business and economic conditions, the timing of the receipt of regulatory and governmental approvals for the transactions described herein, the ability of Paragon and other relevant parties to satisfy stock exchange and other regulatory requirements in a timely manner, the availability of financing for Paragon's proposed transactions and exploration and development programs on reasonable terms and the ability of third-party service providers to deliver services in a timely manner. The foregoing list of assumptions is not exhaustive. Events or circumstances could cause results to differ materially.

Date: February 18, 2008 **Exemption No: 82-35102**

PARAGON MINERALS CORPORATION
(the "Company")

LIST OF DOCUMENTS BEING SUBMITTED

1. **Material filed with the Director of Corporations as required under the Business Corporations Act (Canada) and regulations thereunder ("Canada"), with the Registrar of Companies as required by the Business Corporations Act (British Columbia) and regulations thereunder ("BC"), with the Registrar of Corporations as required to maintain the Company's extra-provincial registration in Newfoundland and Labrador under the Business Corporations Act (Newfoundland and Labrador) and regulations thereunder ("Newfoundland") and with the Registrar of Corporations as required to maintain the Company's extra-territorial registration in the Nunavut Territory under the Business Corporations Act (Nunavut) and the regulations thereunder ("Nunavut")**

			Date Filed
	Document Name or Information		
(a)	Incorporation Documents		
	(i)	Canada	N/A
(b)	Extra-provincial Registration		
	(i)	BC	N/A
	(ii)	Newfoundland	N/A
	(iii)	Nunavut	N/A
(c)	Annual Reports		
	(i)	Canada	N/A
	(ii)	BC	N/A
	(iii)	Newfoundland	N/A
	(iv)	Nunavut	N/A
(d)	Notices Filed with Registrar of Companies		
	(i)	Canada	N/A

(ii)	BC	N/A
(iii)	Newfoundland	N/A
(iv)	Nunavut	N/A

(e) Special Resolution

(i)	Canada	N/A
(ii)	BC	N/A
(iii)	Newfoundland	N/A
(iv)	Nunavut	N/A

2. Materials filed with the Securities Commissions of British Columbia, Alberta, Quebec and Ontario (the "Securities Commissions") under the Securities Act (British Columbia), the Securities Act (Alberta), the Securities Act (Quebec), and the Securities Act (Ontario), the regulations under such acts as well as under Canadian Securities Administrators National Instrument 51-102, Continuous Disclosure Obligations ("NI 51-102"), Multilateral Instrument 54-101, Shareholder Communications ("MI 54-101"), National Instrument 45-106, Prospectus and Registration Exemptions ("NI 45-106"), Multilateral Instrument 52-109, Certification of Disclosure in Companies' Annual and Interim Financial Statements and National Instrument 43-101, Standards of Disclosure for Mineral Projects ("NI 43-101"):

	Document Name or Information	Date Filed
(a)	Annual Report consisting of:	
	(i) Audited annual financial statements and auditors' report thereon and	January 29, 2008
	(ii) Management's Discussion and Analysis	January 29, 2008
(b)	Annual Information Form (not mandatory and not filed)	N/A
(c)	Annual CEO and CFO Officer Certifications under MI 52-109	January 29, 2008
(d)	Quarterly Interim Financial Statements and Management's Discussion and Analysis	N/A
(e)	Interim CEO and CFO Officer Certifications under MI 52-109	N/A
(f)	News Releases	January 17, 2008 January 18, 2008 February 8, 2008
(g)	Form 51-102F3, Material Change Report	February 12, 2008
(h)	Notice of Meeting and Record Dates of shareholders' meeting	January 22, 2008
(i)	Notice of shareholders' meeting, Form of Proxy	N/A

	and Management's Information Circular	
(j)	Form 45-106F1, Report of Exempt Distribution	December 14, 2007 January 21, 2008 January 22, 2008 (amended report)
(k)	Notice of Change in Year End by more than 14 Days	N/A
(l)	Notice of Change in Corporate Structure	N/A
(m)	Notice of Change of Auditors	N/A
(n)	Business Acquisition Report under NI 51-102	N/A
(o)	Copy of any disclosure material sent to securityholders or in the case of a SEC issuer, that is furnished to the SEC including material filed as exhibits to other documents if not previously filed	N/A
(p)	Notice of Change of Status Report	N/A
(q)	Filing of documents Affecting the Rights of Securityholders including:	
	(i) material changes to charter documents	N/A
	(ii) securityholder or voting trust agreements to which the Company has access and that could reasonably be regarded as material to an investor in securities of the Company	N/A
	(iii) any securityholder rights plans or similar plans	N/A
	(iv) any other contract of the Company or subsidiary of the Company that creates or can reasonably be regarded as materially affecting the rights or obligations of the securityholders generally	N/A
	(v) copy of any contract that the Company or its subsidiaries is a party to other than a contract entered into in the ordinary course of business, that is material to the Company and was entered into within the last financial year or before the last financial year but is still in effect, unless an executive officer of the Company has reasonable grounds to believe that disclosure of certain provisions of the contract to be filed would be seriously prejudicial to the interests of the Company or would violate confidentiality provisions, in which case the contract may be filed with those provisions omitted or marked so as to be unreadable; provided however that contracts entered into before January 1,	N/A

2002 are not required to be filed.

(r)	Prospectus	N/A
(s)	Amendment to Prospectus	N/A
(t)	Takeover Bid Circular	N/A
(u)	Notice of Change or Variation to Takeover Bid Circular	N/A
(v)	Issuer Bid Circular	N/A
(w)	Notice of Change or Variation to Issuer Bid Circular	N/A
(x)	Initial Acquisition Report	N/A
(y)	Subsequent Acquisition Reports	N/A
(z)	Technical Reports	N/A

3. Materials filed with the TSX Venture Exchange ("Exchange") (as required by its rules and policies) :

	Document Name or Information	Date Filed
(a)	Exchange Filing Statement	N/A
(b)	Annual Report consisting of:	
	(i) Audited annual financial statements and auditors' report thereon and	January 29, 2008
	(ii) Management's Discussion and Analysis	January 29, 2008
(c)	Annual Information Form (not mandatory and not filed)	N/A
(d)	Quarterly Interim Financial Statements and Management's Discussion and Analysis	N/A
(e)	News Releases	January 17, 2008 January 18, 2008 February 8, 2008
(f)	Form 51-102F3, Material Change Report	February 12, 2008
(g)	Notice of Meeting and Record Dates of shareholders' meeting	January 22, 2008
(h)	Notice of shareholders' meeting, Proxy and Information Circular	N/A
(i)	Prospectus	N/A
(j)	Amendment to Prospectus	N/A
(k)	Takeover Bid Circular	N/A

(l)	Notice of Change or Variation to Takeover Bid Circular	N/A
(m)	Issuer Bid Circular	N/A
(n)	Notice of Change or Variation to Issuer Bid Circular	
(o)	Initial Acquisition Report	N/A
(p)	Subsequent Acquisition Reports	N/A
(q)	Notice of Intention to Sell by a Control Person	N/A
(r)	Notice of Dividends	N/A
(s)	Exchange Bulletins announcing certain transactions:	
	(i) Promotional Investor Relations and Market-Making Activities	N/A
	(ii) Dividend/Distribution Declaration	N/A
	(iii) Private Placement	N/A
	(iv) Warrant Amendments	N/A
	(v) Shares for Debt	N/A
	(vi) Short Form Offering	N/A
	(vii) Acquisitions/Dispositions	N/A
	(viii) Notice of Intention to Make a Normal Course Issuer Bid	N/A
	(ix) Name Change without Consolidation or Split	N/A
	(x) Name Change and Consolidation/Split	N/A
(t)	Listing Application	N/A

4. Materials distributed to security holders as required by the Business Corporations Act (Canada) and regulations thereunder and the Securities Acts of British Columbia, Alberta, Quebec and Ontario and regulations thereunder, NI 54-101 and the rules and policies of the TSX Venture Exchange:

	Document Name or Information	Date Filed
(a)	Annual Report consisting of:	
	(i) Audited annual financial statements and auditors' report thereon and	N/A
	(ii) Management's Discussion and Analysis	N/A
(b)	Quarterly Interim Financial Statements and Management's Discussion and Analysis	N/A
(c)	Notice of shareholders' meeting, Proxy and Information Circular	N/A
(d)	Prospectus	N/A
(e)	Amendment to Prospectus	N/A
(f)	Issuer Bid Circular	N/A
(g)	Notice of Change or Variation to Issuer Bid Circular	N/A

Form 52-109F1 ***Certification of Annual Filings***

I, **Michael J. Vande Guchte**, ***CEO*** of ***Paragon Minerals Corporation***, certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of ***Paragon Minerals Corporation*** (the issuer) for the period ending ***September 30, 2007***;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared;

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

   (c) evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation.

5. I have caused the issuer to disclose in the annual MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: .**January 28, 2008**

"*Michael J. Vande Guchte*"

Michael J. Vande Guchte
CEO, Paragon Minerals Corp.

Exemption No.: 82-35102

Form 52-109F1 ***Certification of Annual Filings***

I, Robert G. Lewis, ***CFO*** of ***Paragon Minerals Corporation***, certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of ***Paragon Minerals Corporation*** (the issuer) for the period ending ***September 30, 2007***;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared;

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

   (c) evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation.

5. I have caused the issuer to disclose in the annual MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: .**January 28, 2008**

"*Robert G. Lewis*"

Robert G. Lewis
CEO, Paragon Minerals Corp.

Exemption No.: 82-35102

NEWS RELEASE

PARAGON
MINERALS CORPORATION

TSX Venture Exchange Symbol: PGR **PR08-01** **January 17, 2008**

Paragon and Crosshair Intersect 10.41 g/t gold over 4.70 metres at Golden Promise
- Jaclyn Main Zone extended to 800 metres strike length -

Paragon Minerals Corporation (PGR:TSX-V) is pleased to provide an update on its partner-funded, Phase III drill program at the Golden Promise project in central Newfoundland. The drilling continued to outline high-grade gold mineralization at the Jaclyn Main Zone, a significant gold-bearing quartz vein system on the Golden Promise property. The Jaclyn Main Zone has been extended by an additional 50 metres along strike and is now defined over a strike length of 800 metres and to a vertical depth of 275 metres. The gold-bearing vein system remains open along strike and to depth.

In December, Paragon and Crosshair completed the remaining eight drill holes (1,311.4 metres) of its Phase III drill program which consisted of 3,926 metres in 23 drillholes. Visible gold was observed in 18 of the 23 drill holes. The recent drill program included infill drilling and testing the down plunge and along strike extensions of mineralization on the Jaclyn Main Zone. ***Significant results include 10.41 g/t gold over 4.70 metres including 64.49 g/t gold over 0.50 metres (GP07-92) and 43.83 g/t gold over 1.45 metres including 141.21 g/t gold over 0.45 metres (GP07-91)*** at the Jaclyn Main Zone.

The Golden Promise project is being explored under the terms of an option agreement between Paragon and Crosshair Exploration & Mining Ltd. (CXZ:AMEX; CXX:TSX), whereby Crosshair can earn a 60% interest in the project by spending $4.0 million over four years.

Jaclyn Main Zone

Eight drill holes, totalling 1,311.4 metres were completed on the Jaclyn Main Zone during December. Six of the drill holes (GP07-91 to GP07-96) evaluated the central portion of the vein zone and two drill holes (GP07-97 and GP07-98) tested the eastern extent of the Jaclyn Main Zone to a vertical depth of 210 metres below surface. The drilling intersected quartz veining in all drill holes with ***all eight drill holes containing visible gold.*** Drill hole GP07-92 intersected multiple gold bearing quartz veins with abundant visible gold and represents the widest economic grade gold intersection to date along the Jaclyn Main Zone. Drill hole GP07-98, the easternmost drill hole completed to date intersected a thick, 1.70 metre wide gold-bearing quartz vein at a depth of 210 vertical metres and underscores the continuation and potential of the Jaclyn Main Zone to the east. Assay results for the Jaclyn Main Zone include:

GP07-91: **43.83 g/t gold over 1.45 metres including 141.21 g/t gold over 0.45 metres;**
GP07-92: **10.41 g/t gold over 4.70 metres including 64.49 g/t gold over 0.50 metres;**
GP07-93: **20.89 g/t gold over 1.90 metres including 44.74 g/t gold over 0.65 metres;**
GP07-94: 0.41 g/t gold over 2.35 metres; including 1.49 g/t gold over 0.35 metres;
GP07-95: 0.61 g/t gold over 1.50 metres; including 2.28 g/t gold over 0.40 metres;
GP07-96: 0.52 g/t gold over 2.65 metres; including 1.34 g/t gold over 0.50 metres;
GP07-97: 1.90 g/t gold over 2.10 metres including 4.70 g/t gold over 0.50 metres;
GP07-98: **6.87 g/t gold over 1.70 metres including 18.59 g/t gold over 0.45 metres.**

"Paragon and Crosshair continue to build on the size and extent of gold mineralization with each drill program at Jaclyn. The new drilling in the central portion of the Jaclyn Main Zone clearly demonstrates the very high grade gold potential that can be realized in this extensive gold zone" said Michael Vande Guchte, Paragon President and CEO. Paragon and Crosshair are reviewing the project data in anticipation of an aggressive drill program in 2008.

Complete assay results and maps from the Phase III program are posted on the Company website at http://www.paragonminerals.com/s/GoldenPromise.asp

---

Paragon Minerals Corporation is a Canadian-based mineral exploration company listed on the TSX Venture Exchange. The Company is focused on base and precious metal exploration in the Province of Newfoundland and Labrador.

PARAGON MINERALS CORPORATION

"Michael Vande Guchte"

President & CEO

Qualified Person and Assay Procedures - The Golden Promise Project work is being carried out by David Mullen, Consulting Geologist to Paragon and supervised by Qualified Person David Copeland, M.Sc., P.Geo. Assay intervals in this news release are reported as core length. All drill holes were NQ size. Core samples were cut in half on site and half of each sample interval was shipped to Eastern Analytical Limited of Springdale, Newfoundland for gold analysis. Gold assays were carried out by metallic screen fire assay method and 1 A.T. fire assay at Eastern Analytical Limited. Blanks and gold standards were inserted into the sample stream once every 20 samples. ALS Chemex in North Vancouver, BC completed multi-element analyses and gold check assays on sample pulps. Gold standards were prepared by CDN Resource Laboratories Ltd., of Delta, BC and certified by Licensed Assayer Duncan Sanderson. Sample batches were reanalyzed if any aberrations in the data were observed. Check assays are pending for drill holes GP07-91 to GP07-98 inclusive.

Forward-looking statements - This news release contains certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical fact, that address events or developments that the Company expects to occur, are forward looking statements. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the words "expects", "plans", "anticipates", "believes", "intends", "estimates", "projects", "potential" and similar expressions, or that events or conditions "will", "would", "may", "could" or "should" occur. Forward-looking statements in this document include statements regarding future exploration programs and joint venture partner participation. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results may differ materially from those in forward-looking statements. Factors that could cause the actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration success, continued availability of capital and financing, inability to obtain required regulatory or governmental approvals and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. Forward-looking statements are based on the beliefs, estimates and opinions of the Company's management on the date the statements are made. The Company undertakes no obligation to update these forward-looking statements in the event that management's beliefs, estimates or opinions, or other factors, should change. These statements are based on a number of assumptions, including, among others, assumptions regarding general business and economic conditions, the timing of the receipt of regulatory and governmental approvals for the transactions described herein, the ability of Paragon and other relevant parties to satisfy stock exchange and other regulatory requirements in a timely manner, the availability of financing for Paragon's proposed transactions and exploration and development programs on reasonable terms and the ability of third-party service providers to deliver services in a timely manner. The foregoing list of assumptions is not exhaustive. Events or circumstances could cause results to differ materially.

Exemption No.: 82-35102

NEWS RELEASE

PARAGON
MINERALS CORPORATION

TSX Venture Exchange Symbol: PGR **PR08-02 January 18, 2008**

Paragon Plans 10,000-Metre Drill Program at South Tally Pond

- 10,000-metre drill program scheduled to begin in early February, 2008 -

Paragon Minerals Corporation (TSX.V-PGR) is pleased to announce that it will begin a 10,000-metre diamond drill program on the South Tally Pond Project in early February, 2008. The planned drill program will continue to focus on the Lemarchant prospect by extending the drilling to the north and south of the currently outlined massive sulphide mineralization. Paragon also plans to complete prospecting, mapping and geochemical surveys on several of the other known base metal prospects on the property and carry out reconnaissance mapping and prospecting on the newly staked claims to the south.

"We are looking forward to an aggressive exploration drill program on the South Tally Pond project, one that allows us to follow-up on the very positive results so far" said Mike Vande Guchte, President & CEO of Paragon Minerals Corporation. "The mineralization is open along strike and there is still over 4 kilometres of untested strike length to the Lemarchant alteration zone exposed on surface".

Paragon made a significant new massive sulphide discovery at the Lemarchant prospect in 2007. Drilling completed by the Company (2,848.1 metres) has intersected precious metal-rich base metal massive sulphide mineralization over a 300 metre strike length and is open in all directions.

In December, Paragon completed an additional 476.1 metres of diamond drilling by extending LM07-16 by 132.1 metres and completing a sixth drillhole, LM07-18. Both drillholes were aimed at further evaluating and extending the semi-massive to massive base metal mineralization intersected by LM07-17 on section 104+00N (see attached). The extension to drillhole LM07-16 targeted the intensely altered stringer zone mineralization 115 metres down-dip of LM07-17 and the second drillhole, LM07-18 tested the stratigraphy 100 metres up-dip from LM07-17. Both drillholes intersected disseminated to stringer base metal sulphides hosted within thick, up to 110 metres wide sequence of very strongly altered, locally barite enriched felsic volcanic rocks containing up to 4% disseminated to stringer pyrite and locally, up to 15% base metal mineralization.

Significant assay results from drilling by Paragon at the Lemarchant prospect include:

Hole	From (m)	To (m)	Interval (m)	Zinc (%)	Lead (%)	Copper (%)	Silver (g/t)	Gold (g/t)
LM07-13	*164.50*	*169.55*	*5.05*	*7.49*	*0.07*	*0.77*	*40.29*	*1.21*
LM07-14	*203.50*	*208.90*	*5.40*	*5.26*	*1.52*	*1.06*	*92.56*	*0.85*
LM07-15	*219.00*	*233.60*	*14.60*	*9.46*	*2.13*	*0.81*	*73.44*	*1.85*
LM07-16	**369.50**	**376.00**	**6.50**	**1.66**	**0.13**	**0.10**	**7.92**	**0.04**
incl.	**369.50**	**370.20**	**0.70**	**8.40**	**0.01**	**0.36**	**18.20**	**0.23**
LM07-17	*236.00*	*259.50*	*23.50*	*8.55*	*1.63*	*0.35*	*33.46*	*0.49*
incl.	*236.00*	*250.60*	*14.60*	*12.38*	*2.61*	*0.45*	*50.32*	*0.74*
	242.50	*250.60*	*8.10*	*21.04*	*4.26*	*0.72*	*76.05*	*0.65*
LM07-18	**132.10**	**183.80**	**51.7**	**0.58**	**0.10**	**0.09**	**4.25**	**0.12**
incl.	**136.80**	**146.80**	**10.0**	**1.62**	**0.46**	**0.15**	**12.42**	**0.15**
	234.70	**245.50**	**10.8**	**0.25**	**0.07**	**0.01**	**2.23**	**0.05**

(Notes: Results for LM07-13, 14, 15 and 17 reported on previously are shown in italics – see News Releases dated October 19 and November 6, 2007 for further details)

The South Tally Pond Project is located in the same volcanic belt and has strong similarities to the rocks that host the Teck-Cominco's Duck Pond Mine (5.48 million tonnes of 3.3% copper, 5.8% zinc, 0.9% lead, 59 g/t silver and 0.86 g/t gold). The region is also host to the world-class Buchans Mining Camp which produced 16.2 million tonnes of ore at an average grade of 14.5% zinc, 7.6% lead 1.3% copper 126 g/t silver and 1.37 g/t gold. Paragon has a significant land position covering 32,450 hectares immediately southwest of the Duck Pond Mine. The South Tally Pond project is under option from Altius Resources Inc., whereby Paragon can earn a 100% interest in the property.

Results will be available on the Company website at http://www.paragonminerals.com/s/SouthTallyPond.asp

---

Paragon Minerals Corporation is a Canadian-based mineral exploration company listed on the TSX Venture Exchange and is focused on gold and base-metal exploration in the Province of Newfoundland and Labrador.

PARAGON MINERALS CORPORATION

Michael J. Vande Guchte

President & CEO

Qualified Person - *Work on Paragon's base metal projects is supervised by Qualified Person David Copeland, M.Sc., P.Geo. Historical information contained herein was obtained from reports filed with the Government of Newfoundland & Labrador. Samples were analysed for Au (1 assay ton), Ag, Cu, Pb and Zn at Eastern analytical labs in Springdale, NL from sawn NQ-sized half core sections. Sample pulps were shipped to ALS Chemex in North Vancouver, BC for analysis for 27-element ICP analysis on all samples and check assays of significant base and precious metal bearing samples. Data quality is monitored through the insertion of control samples comprising one prepared base and precious metal standard and one blank sample for every 20 samples of natural diamond drill core. Check assays are currently pending for drill holes LM07-16, 17 and 18. All control samples conformed to the accepted contained grades of base and precious metals. The reported core length intervals are interpreted to be near to the true width of the intervals with the exception of drillhole LM07-17 where they are interpreted to be 85 to 90% of the reported core length.*

Forward-Looking Statements – *This news release contains certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical fact, that address events or developments that the Company expects to occur, are forward looking statements. Forward looking statements are statements that are not historical facts and are generally, but not always, identified by the words "expects", "plans", "anticipates", "believes", "intends", "estimates", "projects", "potential" and similar expressions, or that events or conditions "will", "would", "may", "could" or "should" occur. Forward-looking statements in this document include statements regarding future exploration program, results and activities. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results may differ materially from those in forward-looking statements. Factors that could cause the actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration success, continued availability of capital and financing, inability to obtain required regulatory or governmental approvals and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. Forward looking statements are based on the beliefs, estimates and opinions of the Company's management on the date the statements are made. The Company undertakes no obligation to update these forward-looking statements in the event that management's beliefs, estimates or opinions, or other factors, should change. These statements are based on a number of assumptions, including, among others, assumptions regarding general business and economic conditions, the ability of the Company and other relevant parties to satisfy stock exchange and other regulatory requirements in a timely manner, the availability of financing for the Company's proposed transactions and exploration and development programs on reasonable terms and the ability of third-party service providers to deliver services in a timely manner. The foregoing list of assumptions is not exhaustive. Events or circumstances could cause results to differ materially.*

Exemption No.: 82-35102

NEWS RELEASE

PARAGON
MINERALS CORPORATION

TSX Venture Exchange Symbol: PGR **PR08-03 February 7, 2008**

Paragon Grants Incentive Stock Options

Paragon Minerals Corporation (PGR.TSX-V)) reports that on February 5, 2008, subject to regulatory approval and pursuant to its Stock Option Plan, it granted 531,000 incentive stock options to Directors, Officers, Employees and Consultants of the Company. The options are exercisable at a price of CDN$0.61 per share for a period of five years with a vesting period of 18 months from the date of grant.

Paragon Minerals Corporation is a Canadian-based mineral exploration company listed on the TSX Venture Exchange. The company is focused on base and precious metal exploration in Eastern Canada, specifically within the Province of Newfoundland and Labrador.

Paragon Minerals Corporation

On behalf of the board,

"Michael J. Vande Guchte"

President & CEO

For more information, contact Bill Cavalluzzo, VP Investor Relations Toll free: 1.866.365.4706
Paragon Minerals Corporation Suite 1540–800 West Pender Street, Vancouver BC CANADA V6C 2V6

FORM 51-102F3
MATERIAL CHANGE REPORT

ITEM 1 - NAME AND ADDRESS OF COMPANY

Paragon Minerals Corporation ("Paragon")
Suite 1540 – 800 West Pender Street
Vancouver, British Columbia V6C 2V6

ITEM 2 - DATE OF MATERIAL CHANGE

February 5, 2008

ITEM 3 - NEWS RELEASE

The news release was issued February 7, 2008 over Marketwire.

ITEM 4 - SUMMARY OF MATERIAL CHANGE

Paragon grants incentive stock options

ITEM 5.1 - FULL DESCRIPTION OF MATERIAL CHANGE

Paragon is pleased to announce that on February 5, 2008 based on the recommendation of the Compensation Committee, it granted incentive stock options to its directors, officers, employees and consultants to purchase a total of 531,000 common shares pursuant to its Stock Option Plan. The options are exercisable at a price of CDN$0.61 per share until February 5, 2013 and vest over an 18 month period from the date of the grant. The stock options are subject to acceptance for filing by the TSX Venture Exchange.

ITEM 5.2 – DISCLOSURE FOR RESTRUCTURING TRANSACTIONS

Not Applicable

ITEM 6 – RELIANCE ON SUBSECTION 7.1(2) OR (3) OF NI 51-102

Not applicable

ITEM 7 - OMITTED INFORMATION

Not applicable

ITEM 8 - EXECUTIVE OFFICER

Michael Vande Guchte, President (business number: (604) 629-2353) is the officer of Paragon knowledgeable about the details of this material change.

ITEM 9 – DATE OF REPORT

February 11, 2008

Exemption No.: 82-35102

Computershare

510 Burrard St, 3rd Floor
Vancouver BC, V6C 3B9
www.computershare.com

Date: 22/01/2008

To: All Canadian Securities Regulatory Authorities

Subject: Paragon Minerals Corporation

Dear Sirs:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Annual General Meeting
Record Date for Notice of Meeting :	19/02/2008
Record Date for Voting (if applicable) :	19/02/2008
Meeting Date :	31/03/2008
Meeting Location (if available) :	Suite 1540-800 W. Pender St. Vancouver, BC

Voting Security Details:

Description	CUSIP Number	ISIN
COMMON SHARES	69913A108	CA69913A1084

Sincerely,

Computershare Trust Company of Canada /
Computershare Investor Services Inc.

Agent for Paragon Minerals Corporation

Exemption No.: 82-35102

5207911 - 2
$ 182,500
Dec 3, 2007

RECEIVED

Form 45-106F1

Report of Exempt Distribution

This is the form required under section 6.1 of National Instrument 45-106 for a report of exempt distribution.

Issuer information

Item 1: State the full name of the issuer of the security distributed and the address and telephone number of its head office. If the issuer of the security distributed is an investment fund, state the name of the fund as the issuer, and provide the full name of the manager of the investment fund and the address and telephone number of the head office of the manager. Include the former name of the issuer if its name has changed since last report.

Paragon Minerals Corporation
1540 - 800 West Pender Street
Vancouver, B.C. V6C 2V6
604-623-3333

B.C. Securities Commission
2007 DEC 17 P 12: 12
RECEIVED

Item 2: State whether the issuer is or is not a reporting issuer and, if reporting, each of the jurisdictions in which it is reporting.

The Issuer is a reporting issuer in the Provinces of British Columbia, Alberta, Ontario and Quebec.

Item 3: Indicate the industry of the issuer by checking the appropriate box next to one of the industries listed below.

- ☐ Bio-tech
- Financial Services
  - ☐ investment companies and funds
  - ☐ mortgage investment companies
- ☐ Forestry
- ☐ Hi-tech
- ☐ Industrial
- Mining
  - ☒ exploration/development
  - ☐ production
- ☐ Oil and gas
- ☐ Real estate
- ☐ Utilities
- ☐ Other (describe)

____

Details of distribution

Item 4: Complete Schedule I to this report. Schedule I is designed to assist in completing the remainder of this report.

Item 5: State the distribution date. If the report is being filed for securities distributed on more than one distribution date, state all distribution dates.

December 3, 2007

Item 6: For each security distributed:

(a) describe the type of security,

Common shares

(b) state the total number of securities distributed. If the security is convertible or exchangeable, describe the type of underlying security, the terms of exercise or conversion and any expiry date; and

250,000 Common shares

(c) state the exemption(s) relied on.

S. 2.13 of NI 45-106

Item 7: Complete the following table for each Canadian and foreign jurisdiction where purchasers of the securities reside. Do not include in this table, securities issued as payment for commissions or finder's fees disclosed under item 8, below.

Each jurisdiction where purchasers reside	Number of purchasers	Price per security (Canadian $)[1]	Total dollar value raised from purchasers in the jurisdiction (Canadian $)
Newfoundland	1	$0.73	$182,500
Total number of Purchasers	1		
Total dollar value of distribution in all jurisdictions (Canadian $)			$182,500

Note 1: If securities are issued at different prices list the highest and lowest price the securities were sold for.

Commissions and finder's fees

Item 8: Complete the following table by providing information for each person who has received or will receive compensation in connection with the distribution(s). Compensation includes commissions, discounts or other fees or payments of a similar nature. Do not include payments for services incidental to the distribution, such as clerical, printing, legal or accounting services.

If the securities being issued as compensation are or include convertible securities, such as warrants or options, please add a footnote describing the terms of the convertible securities, including the term and exercise price. Do not include the exercise price of any convertible security in the total dollar value of the compensation unless the securities have been converted.

Full name and address of the person being compensated	Compensation paid or to be paid (cash and/or securities)				
	Cash (Canadian $)	Securities			Total dollar value of compensation (Canadian $)
		Number and type of securities issued	Price per security	Exemption relied on and date of distribution	
Not Applicable					

Item 9: If a distribution is made in Ontario, please include the attached "Authorization of Indirect Collection of Personal Information for Distributions in Ontario". The "Authorization of Indirect Collection of Personal Information for Distributions in Ontario" is only required to be filed with the Ontario Securities Commission.

Certificate

On behalf of the issuer, I certify that the statements made in this report are true.

Date: **December 14, 2007**

Paragon Minerals Corporation
Name of issuer (please print)

Michael Vande Guchte, President & CEO (604) 629-2353
Print name, title and telephone number of person signing

Signature

Item 10: State the name, title and telephone number of the person who may be contacted with respect to any questions regarding the contents of this report, if different than the person signing the certificate.

Michael Vande Guchte, President & CEO
Paragon Minerals Corporation
604-629-2353

IT IS AN OFFENCE TO MAKE A MISREPRESENTATION IN THIS REPORT.

Form 45-106F1

Report of Exempt Distribution

This is the form required under section 6.1 of National Instrument 45-106 for a report of exempt distribution.

Issuer information

Item 1: State the full name of the issuer of the security distributed and the address and telephone number of its head office. If the issuer of the security distributed is an investment fund, state the name of the fund as the issuer, and provide the full name of the manager of the investment fund and the address and telephone number of the head office of the manager. Include the former name of the issuer if its name has changed since last report.

Paragon Minerals Corporation
1540 - 800 West Pender Street
Vancouver, B.C. V6C 2V6
Tel: 604-629-2353
Fax: 604-629-2489

Item 2: State whether the issuer is or is not a reporting issuer and, if reporting, each of the jurisdictions in which it is reporting.

The Issuer is a reporting issuer in the Provinces of British Columbia, Alberta, Ontario and Quebec.

Item 3: Indicate the industry of the issuer by checking the appropriate box next to one of the industries listed below.

- ☐ Bio-tech
- Financial Services
  - ☐ investment companies and funds
  - ☐ mortgage investment companies
- ☐ Forestry
- ☐ Hi-tech
- ☐ Industrial
- Mining
  - ☒ exploration/development
  - ☐ production
- ☐ Oil and gas
- ☐ Real estate
- ☐ Utilities
- ☐ Other (describe) ____________________

Details of distribution

Item 4: Complete Schedule I to this report. Schedule I is designed to assist in completing the remainder of this report.

Item 5: State the distribution date. If the report is being filed for securities distributed on more than one distribution date, state all distribution dates.

January 11, 2008

Item 6: For each security distributed:

(a) describe the type of security,

Common shares

(b) state the total number of securities distributed. If the security is convertible or exchangeable, describe the type of underlying security, the terms of exercise or conversion and any expiry date; and

125,000 Common shares

(c) state the exemption(s) relied on.

S. 2.13 of NI 45-106

Item 7: Complete the following table for each Canadian and foreign jurisdiction where purchasers of the securities reside. Do not include in this table, securities issued as payment for commissions or finder's fees disclosed under item 8, below.

Each jurisdiction where purchasers reside	Number of purchasers	Price per security (Canadian $)[1]	Total dollar value raised from purchasers in the jurisdiction (Canadian $)
Newfoundland	5	**$0.88**	**$110,000**
Total number of Purchasers	5		
Total dollar value of distribution in all jurisdictions (Canadian $)			**$110,000**

Note 1: If securities are issued at different prices list the highest and lowest price the securities were sold for.

Commissions and finder's fees

Item 8: Complete the following table by providing information for each person who has received or will receive compensation in connection with the distribution(s). Compensation includes commissions, discounts or other fees or payments of a similar nature. Do not include payments for services incidental to the distribution, such as clerical, printing, legal or accounting services.

If the securities being issued as compensation are or include convertible securities, such as warrants or options, please add a footnote describing the terms of the convertible securities, including the term and exercise price. Do not include the exercise price of any convertible security in the total dollar value of the compensation unless the securities have been converted.

Full name and address of the person being compensated	Compensation paid or to be paid (cash and/or securities)				
	Cash (Canadian $)	Securities			Total dollar value of compensation (Canadian $)
		Number and type of securities issued	Price per security	Exemption relied on ' and date of distribution	
Not Applicable					

Item 9: If a distribution is made in Ontario, please include the attached "Authorization of Indirect Collection of Personal Information for Distributions in Ontario". The "Authorization of Indirect Collection of Personal Information for Distributions in Ontario" is only required to be filed with the Ontario Securities Commission.

Certificate

On behalf of the issuer, I certify that the statements made in this report are true.

Date: **January 21, 2008**

Paragon Minerals Corporation

Name of issuer (please print)

Michael J. Vande Guchte, President & CEO (604) 629-2353

Print name, title and telephone number of person signing

Signature

Item 10: State the name, title and telephone number of the person who may be contacted with respect to any questions regarding the contents of this report, if different than the person signing the certificate.

Michael Vande Guchte, President & CEO
Paragon Minerals Corporation
604-629-2353

IT IS AN OFFENCE TO MAKE A MISREPRESENTATION IN THIS REPORT.

Notice - Collection and use of personal information

The personal information required under this form is collected on behalf of and used by the securities regulatory authorities or, where applicable, the regulators under the authority granted in securities legislation for the purposes of the administration and enforcement of the securities legislation.

If you have any questions about the collection and use of this information, contact the securities regulatory authority or, where applicable, the regulator in the jurisdiction(s) where the form is filed, at the address(es) listed at the end of this report.

Exemption No.: 82-35102

5207911-2
$ 3,758,850
RECEIVED Dec 6, 2007

AMENDED
Form 45-106F1
Report of Exempt Distribution

This is the form required under section 6.1 of National Instrument 45-106 for a report of exempt distribution.

Issuer information

Item 1: State the full name of the issuer of the security distributed and the address and telephone number of its head office. If the issuer of the security distributed is an investment fund, state the name of the fund as the issuer, and provide the full name of the manager of the investment fund and the address and telephone number of the head office of the manager. Include the former name of the issuer if its name has changed since last report.

Paragon Minerals Corporation
Suite 1540 – 800 West Pender Street,
Vancouver, B.C.
V6C 2V6
(604) 629-2353

Item 2: State whether the issuer is or is not a reporting issuer and, if reporting, each of the jurisdictions in which it is reporting.

The Issuer is a reporting issuer in the Provinces of British Columbia, Alberta, Ontario and Quebec.

Item 3: Indicate the industry of the issuer by checking the appropriate box next to one of the industries listed below.

- ☐ Bio-tech
- Financial Services
  - ☐ investment companies and funds
  - ☐ mortgage investment companies
- ☐ Forestry
- ☐ Hi-tech
- ☐ Industrial
- Mining
  - ☒ exploration/development
  - ☐ production
- ☐ Oil and gas
- ☐ Real estate
- ☐ Utilities
- ☐ Other (describe) ____________________

Details of distribution

Item 4: Complete Schedule I to this report. Schedule I is designed to assist in completing the remainder of this report.

Item 5: State the distribution date. If the report is being filed for securities distributed on more than one distribution date, state all distribution dates.

December 6, 2007

Item 6: For each security distributed:

(a) Describe the type of security,

Flow-through common shares and Non-flow-through units. Each Non-flow-through unit consists of one common share and one-half of one non-transferable common share purchase warrant.

(b) state the total number of securities distributed. If the security is convertible or exchangeable, describe the type of underlying security, the terms of exercise or conversion and any expiry date; andv

2,785,000 Flow-through common shares;
1,391,214 Non-Flow-through common shares; and
695,607 share purchase warrants ($1.05 expiring Dec. 6, 2009).

(c) state the exemption(s) relied on.

Sections 2.3, and 2.5(1) of NI 45-106 and BCI 72-503

Item 7: Complete the following table for each Canadian and foreign jurisdiction where purchasers of the securities reside. Do not include in this table, securities issued as payment for commissions or finder's fees disclosed under item 8, below.

Each jurisdiction where purchasers reside	**Number of purchasers**	**Price per security (Canadian $)[1]**	**Total dollar value raised from purchasers in the jurisdiction(Canadian $)**
British Columbia	4	$1.00 and $0.70	$108,000
Cayman Islands	1	$0.70	$252,000
Manitoba	1	$1.00	$20,000
Newfoundland	2	$1.00 and $0.70	$40,000
Ontario	8	$1.00 and $0.70	$2,583,000
Quebec	2	$1.00	$500,000

Each jurisdiction where purchasers reside	Number of purchasers	Price per security (Canadian $)[1]	Total dollar value raised from purchasers in the jurisdiction(Canadian $)
United States	15	$0.70	$255,850
Total number of Purchasers	33		
Total dollar value of distribution in all jurisdictions (Canadian $)			$3,758,850

Note 1: If securities are issued at different prices list the highest and lowest price the securities were sold for.

Commissions and finder's fees

Item 8: Complete the following table by providing information for each person who has received or will receive compensation in connection with the distribution(s). Compensation includes commissions, discounts or other fees or payments of a similar nature. Do not include payments for services incidental to the distribution, such as clerical, printing, legal or accounting services.

If the securities being issued as compensation are or include convertible securities, such as warrants or options, please add a footnote describing the terms of the convertible securities, including the term and exercise price. Do not include the exercise price of any convertible security in the total dollar value of the compensation unless the securities have been converted.

Full name and address of the person being compensated	Compensation paid or to be paid (cash and/or securities)				
	Cash (Canadian $)	Securities			Total dollar value of compensation (Canadian $)
		Number and type of securities issued (common shares)	Price per security	Exemption relied on and date of distribution	
Global Resource Investments Ltd., 7770 El Camino Real, Carlsbad, CA, USA 92009	Nil	27,827	$0.73	s. 2.3 of NI 45-106	$20,314
Limited Market Dealers Inc., Finch Avenue West, Suite 200, Toronto, Ontario M3J 2T2	Nil	73,041	$0.73	s. 2.3 of NI 45-106	$53,320
Northern Precious Metals Management Inc., 600 de La Gauchetière Street West, Suite 2400, Montreal, Quebec, H3B 4L8	Nil	27,397	$0.73	s. 2.3 of NI 45-106	$19,991
Genuity Capital Markets, 550 Burrard Street, PO Box 16, Vancouver, B.C.	Nil	13,699	$0.73	s. 2.3 of NI 45-106	$10,000
Augen Capital Markets, 120 Adelaide Street, West, Suite 905, Toronto, Ontario M5H 1T1	Nil	54,795	$0.73	s. 2.3 of NI 45-106	$40,000
TOTAL					$143,625

Item 9: If a distribution is made in Ontario, please include the attached "Authorization of Indirect Collection of Personal Information for Distributions in Ontario". The "Authorization of Indirect Collection of Personal Information for Distributions in Ontario" is only required to be filed with the Ontario Securities Commission.

Certificate

On behalf of the issuer, I certify that the statements made in this report are true.

Date: **January 22, 2008**

PARAGON MINERALS CORPORATION
Name of issuer (please print)

MICHAEL J. VANDE GUCHTE
Print ~~name, title and telephone~~ number of person signing

____
Signature

Item 10: State the name, title and telephone number of the person who may be contacted with respect to any questions regarding the contents of this report, if different than the person signing the certificate.

Leslie Itterman, Manager, Corporate Compliance
Paragon Minerals Corporation
604-629-2353

IT IS AN OFFENCE TO MAKE A MISREPRESENTATION IN THIS REPORT.

END